                               File No. 333-42922

                       Investment Company Act No. 811-5065

              Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                        SELECT GLOBAL 30 PORTFOLIO 2000-4

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

       A.     Exact name of Trust:

              MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              Select Global 30 Portfolio 2000-4

       B.     Name of Depositor:

              DEAN WITTER REYNOLDS INC.

       C.     Complete address of Depositor's principal executive office:

              DEAN WITTER REYNOLDS INC.
              Two World Trade Center
              New York, New York  10048

       D.     Name and complete address of agents for service:

              MR. MICHAEL D. BROWNE
              DEAN WITTER REYNOLDS INC.
              Unit Trust Department
              Two World Trade Center - 59th Floor
              New York, New York  10048

              Copy to:

              KENNETH W. ORCE, ESQ.
              CAHILL GORDON & REINDEL
              80 Pine Street
              New York, New York 10005

       E.     Total and amount of securities being registered:

              An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

       F. Proposed maximum offering price to the public of the securities being registered:

              Indefinite

       G.     Amount of filing fee:

              N/A

       H.     Approximate date of proposed sale to public:

              AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

       /x/ Check box if it is proposed that this filing will become effective immediately upon filing on September 29, 2000 pursuant to Rule 487.

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                        SELECT GLOBAL 30 PORTFOLIO 2000-4

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


Form N-8B-2                                                         Form S-6
Item Number                                                         Heading in Prospectus
-----------                                                         ---------------------

     I.  ORGANIZATIONAL AND GENERAL INFORMATION
1.   (a)  Name of Trust                                           ) Front Cover
     (b)  Title of securities issued                              )

2.        Name and address of Depositor                           ) Table of Contents

3.        Name and address of Trustee                             ) Table of Contents

4.        Name and address of principal                           ) Table of Contents
          Underwriter                                             )

5.        Organization of Trust                                   ) Introduction

6.        Execution and termination of In-                        ) Introduction; Amend-
          denture                                                 ) ment and Termination
                                                                  ) of the Indenture

7.        Changes of name                                         ) Included in Form
                                                                  ) N-8B-2

8.        Fiscal Year                                             ) Included in Form
                                                                  ) N-8B-2

9.        Litigation                                              ) *

          II.  GENERAL DESCRIPTION OF THE TRUST
               AND SECURITIES OF THE TRUST

10.       General Information regarding                           )
          Trust's Securities and Rights of                        )
          Holders                                                 )

          (a)  Type of Securities                                 ) Rights of Unit Hold-
              (Registered or Bearer)                              ) ers

--------------------------

*  Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading in Prospectus
------------                                                        ---------------------

          (b)  Type of Securities                                 ) Administration of the
               (Cumulative or Distribu-                           ) Trust-Distribution
               tive)                                              )

          (c)  Rights of Holders as to                            ) Redemption; Public
                withdrawal or redemption                          ) Offering of Units-
                                                                  ) Secondary Market

          (d)  Rights of Holders as to                            ) Public Offering of
               conversion, transfer, par-                         ) Units - Secondary
               tial redemption and similar                        ) Market; Exchange Op-
               matters                                            ) tion; Redemption;
                                                                  ) Rights of Unit Hold-
                                                                  ) ers; Certificates

          (e)  Lapses or defaults with re-                        ) *
               spect to periodic payment                          )
               plan certificates                                  )

          (f)  Voting rights as to Securi-                        ) Rights of Unit Hold-
               ties under the Indenture                           ) ers - Certain Limita-
                                                                  ) tions; Amendment and
                                                                  ) Termination of the
                                                                  ) Indenture

          (g)  Notice to Holders as to                            )
               change in                                          )

               (1)  Composition of assets                         ) Administration of the
                    of Trust                                      ) Trust - Reports to
                                                                  ) Unit Holders; The
                                                                  ) Trust - Summary De-
                                                                  ) scription of the
                                                                  ) Portfolios
               (2)  Terms and Conditions                          ) Amendment and Termi-
                    of Trust's Securities                         ) nation of the Inden-
                                                                  ) ture

               (3)  Provisions of Indenture                       ) Amendment and Termi-
                                                                  ) nation of the Inden-
                                                                  ) ture

               (4)  Identity of Depositor                         ) Sponsor; Trustee
                    and Trustee                                   )

--------------------------

*  Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading in Prospectus
-----------                                                         ---------------------
          (h)  Security Holders Consent                           )
               required to change                                 )

            (1)  Composition of assets of                         ) Amendment and Termi-
               Trust                                              ) nation of the Inden-
                                                                  ) ture

            (2)  Terms and conditions of                          ) Amendment and Termi-
               Trust's Securities                                 ) nation of the Inden-
                                                                  ) ture

            (3)  Provisions of Indenture                          ) Amendment and Termi-
                                                                  ) nation of the Inden-
                                                                  ) ture

            (4)  Identity of Depositor and                        ) *
               Trustee                                            )

            (i)  Other principal features                         ) Cover of Prospectus;
               of the Trust's Securities                          ) Tax Status

11.       Type of securities comprising                           ) The Trust - Summary
          units                                                   ) Description of the
                                                                  ) Portfolios; Objec-
                                                                  ) tives and Securities
                                                                  ) Selection; The Trust
                                                                  ) - Special Considera-
                                                                  ) tions

12.       Type of securities comprising                           ) *
          periodic payment certificates                           )

13.       (a)  Load, fees, expenses, etc.                         ) Summary of Essential
                                                                  ) Information; Public
                                                                  ) Offering of Units -
                                                                  ) Public Offering
                                                                  ) Price; - Profit of
                                                                  ) Sponsor; - Volume
                                                                  ) Discount; Expenses
                                                                  ) and Charges

          (b)  Certain information regard-                        ) *
               ing periodic payment cer-                          )
               tificates                                          )

--------------------------

*  Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading In Prospectus
-----------                                                         ---------------------
          (c)  Certain percentages                                ) Summary of Essential
                                                                  ) Information; Public
                                                                  ) Offering of Units -
                                                                  ) Public Offering
                                                                  ) Price; - Profit of
                                                                  ) Sponsor; - Volume
                                                                  ) Discount

          (d)  Price differentials                                ) Public Offering of
                                                                  ) Units - Public Offer-
                                                                  ) ing Price

          (e)  Certain other loads, fees,                         ) Rights of Unit Hold-
               expenses, etc. payable by                          ) ers - Certificates
               holders                                            )

          (f)  Certain profits receivable                         ) Redemption - Purchase
               by depositor, principal un-                        ) by the Sponsors of
               derwriters, trustee or af-                         ) Units Tendered for
               filiated persons                                   ) Redemption

          (g)  Ratio of annual charges to                         ) *
               income                                             )

14.       Issuance of trust's securities                          ) Introduction; Rights
                                                                  ) of Unit Holders -
                                                                  ) Certificates

15.       Receipt and handling of payments                        ) Public Offering of
          from purchasers                                           Units - Profit of
                                                                    Sponsor
16.       Acquisition and disposition of                          ) Introduction; Amend-
          underlying securities                                   ) ment and Termination
                                                                  ) of the Indenture; Ob-
                                                                  ) jectives and Securi-
                                                                  ) ties Selection; The
                                                                  ) Trust - Summary De-
                                                                  ) scription of the
                                                                  ) Portfolio; Sponsor -
                                                                  ) Responsibility

17.       Withdrawal or redemption                                ) Redemption; Public
                                                                  ) Offering of Units -
                                                                  ) Secondary Market

--------------------------

*  Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading in Prospectus
-----------                                                         ---------------------
18.       (a)  Receipt and disposition of                         ) Administration of the
               income                                             ) Trust; Reinvestment
                                                                  ) Programs

          (b)  Reinvestment of distribu-                          ) Reinvestment Programs
               tions                                              )

          (c)  Reserves or special fund                           ) Administration of the
                                                                  ) Trust - Distribution

          (d)  Schedule of distribution                           ) *

19.       Records, accounts and report                            ) Administration of the
                                                                  ) Trust-Records and Ac-
                                                                  ) counts; - Reports to
                                                                  ) Unit Holders

20.       Certain miscellaneous provisions                        ) Amendment and Termi-
          of trust agreement                                      ) nation of the Inden-
                                                                  ) ture; Sponsor - Limi-
                                                                  ) tation on Liability -
                                                                  ) Resignation; Trustee -
                                                                  ) - Limitation on Li-
                                                                  ) ability - Resignation

21.       Loans to security holders                               ) *

22.       Limitations on liability of de-                         ) Sponsor, Trustee;
          positor, trustee, custodian,                            ) Evaluator - Limita-
          etc.                                                    ) tion on Liability

23.       Bonding arrangements                                    ) Included in Form N-
                                                                  ) 8B-2

24.       Other material provisions of                            ) *
          trust agreement                                         )

          III.  ORGANIZATION, PERSONNEL AND
                AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of Depositor                               ) Sponsor

26.       Fees received by Depositor                              ) Expenses and Charges
                                                                  ) - Fees; Public Offer-
                                                                  ) ing of Units - Profit
                                                                  ) of Sponsor

--------------------------

Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading In Prospectus
-----------                                                         ---------------------
27.       Business of Depositor                                   ) Sponsor and Included
                                                                  ) in Form N-8B-2

28.       Certain information as to offi-                         ) Included in Form
          cials and affiliated persons of                         ) N-8B-2
          Depositor                                               )

29.       Voting securities of Depositor                          ) Included in Form
                                                                  ) N-8B-2 29.

30.       Persons controlling Depositor                           ) *

31.       Compensation of Officers and Di-                        ) *
          rector of Depositor                                     )

32.       Compensation of Directors of De-                        ) *
          positor                                                 )

33.       Compensation of employees of De-                        ) *
          positor                                                 )

34.       Remuneration of other persons                           ) *
          for certain services rendered                           )

          IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.       Distribution of trust's securi-                         ) Public Offering of
          ties by states                                          ) Units - Public Dis-
                                                                  ) tribution

36.       Suspension of sales of trust's                          ) *
          securities                                              )

37.       Revocation of authority to dis-                         ) *
          tribute                                                 )

38.       (a)  Method of distribution                             ) Public Offering of
          (b)  Underwriting agreements                            ) Units
          (c)  Selling agreements                                 )

39.       (a)  Organization of principal                          ) Sponsor
               underwriter                                        )
          (b)  N.A.S.D. membership of                             )
               principal underwriter                              )

--------------------------

*  Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading In Prospectus
-----------                                                         ---------------------
40.       Certain fees received by princi-                        ) Public Offering of
               pal underwriter                                    ) Units - Profit of
                                                                  ) Sponsor

41.       (a)  Business of principal un-                          ) Sponsor
               derwriter                                          )
          (b)  Branch offices of principal                        ) *
               underwriter                                        )
          (c)  Salesman of principal un-                          ) *
               derwriter                                          )

42.       Ownership of trust's securities                         ) *
               by certain persons                                 )

43.       Certain brokerage commissions                           ) *
               received by principal un-                          )
               derwriter                                          )

44.       (a)  Method of valuation                                ) Public Offering of
                                                                  ) Units
          (b)  Schedule as to offering                            ) *
               price                                              )
          (c)  Variation in offering price                        ) Public Offering of
               to certain persons                                 ) Units - Volume Dis-
                                                                  ) count; Exchange Op-
                                                                  ) tion

45.       Suspension of redemption rights                         ) *

46.       (a)  Redemption valuation                               ) Public Offering of
                                                                  ) Units  - Secondary
                                                                  ) Market; Redemption
          (b)  Schedule as to redemption                          ) *
               price                                              )

47.       Maintenance of position in un-                          ) See items 10(d), 44
               derlying securities                                ) and 46

          V.   INFORMATION CONCERNING THE
               TRUSTEE OR CUSTODIAN

48.       Organization and regulation of                          ) Trustee
          Trustee                                                 )

49        Fees and expenses of Trustee                            ) Expenses and Charges

--------------------------

* Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading In Prospectus
-----------                                                         ---------------------
50.       Trustee's lien                                          ) Expenses and Charges


          VI.  INFORMATION CONCERNING INSURANCE OF
               HOLDERS OF SECURITIES

51.       (a)  Name and address of Insur-                         ) *
               ance Company                                       )
          (b)  Type of policies                                   ) *
                                                                  )
          (c)  Type of risks insured and                          ) *
               excluded                                           )
          (d)  Coverage of policies                               ) *
          (e)  Beneficiaries of policies                          ) *
          (f)  Terms and manner of cancel                         ) *
               lation                                             )
          (g)  Method of determining pre-                         ) *
               miums                                              )
          (h)  Amount of aggregate premi-                         ) *
               ums paid                                           )
          (i)  Persons receiving any part                         ) *
               of premiums                                        )
          (j)  Other material provisions                          ) *
               of the Trust relating to                           )
               insurance                                          )

          VII.  POLICY OF REGISTRANT

52.       (a)  Method of selecting and                            ) Introduction Objec-
               eliminating securities from                        ) tives and Securities
               the Trust                                          ) Selection; The Trust
                                                                  ) - Summary Description
                                                                  ) of the Portfolio
                                                                  ) Sponsor - Responsi-
                                                                  ) bility

          (b)  Elimination of securities                          ) *
               from the Trust                                     )

          (c)  Substitution and elimina-                          ) Introduction Objec-
               tion of securities from the                        ) tives and Securities
               Trust                                              ) Selection; Sponsor -
                                                                  ) Responsibility;

          (d)  Description of any funda-                          )
               mental policy of the Trust                         )

--------------------------

* Not applicable, answer negative or not required



Form N-8B-2                                                         Form S-6
Item Number                                                         Heading In Prospectus
-----------                                                         ---------------------
53.       Taxable status of the Trust                             ) Cover of Prospectus;
                                                                  ) Tax Status

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Information regarding the                               ) *
          Trust's past ten fiscal years                           )

55.       Certain information regarding                           ) *
          periodic payment plan certifi-                          )
          cates                                                   )

56.       Certain information regarding                           ) *
          periodic payment plan certifi-                          )
          cates                                                   )

57        Certain information regarding                           ) *
          periodic payment plan certifi-                          )
          cates                                                   )

58.       Certain information regarding                           ) *
          periodic payment plan certifi-                          )
          cates                                                   )

59.       Financial statements                                    ) Statement of Finan-
          (Instruction 1(c) to Form S-6                           ) cial Condition

--------------------------

* Not applicable, answer negative or not required

MORGAN STANLEY DEAN WITTER

[LOGO]
UNIT INVESTMENT TRUST
SELECT EQUITY TRUST


SELECT GLOBAL 30 PORTFOLIO 2000-4

--------------------------------------------------------------------------------

United States, Hong Kong, United Kingdom
(A Unit Investment Trust)
 -----------------------------------------------------------------------------

Trust objectives: to provide income and above-average growth potential through an investment for approximately 1 year in a fixed portfolio consisting of 30 stocks which are the ten common stocks in each of the Dow Jones Industrial Average*, the Financial Times Ordinary Share Index* and the Hang Seng Index* having the highest dividend yields on the Stock Determination Date.

The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities and with changes in exchange rates. Unless otherwise stated, all amounts in this prospectus are stated in U.S. dollars computed on the basis of the exchange rate on the Date of Deposit. Dividends may fluctuate or not be paid.

AN INVESTMENT IN THE TRUST IS NOT A DEPOSIT OF ANY BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN UNITS OF THE TRUST IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

* DOW JONES & COMPANY, INC., WHICH OWNS THE DJIA, AND THE PUBLISHERS OF THE FT INDEX AND HS INDEX HAVE NOT PARTICIPATED IN ANY WAY IN THE CREATION OF THE TRUST OR IN THE SELECTION OF STOCKS INCLUDED IN THE TRUST AND HAVE NOT APPROVED ANY INFORMATION IN THIS PROSPECTUS.

        SPONSOR                                       TRUSTEE
        -------                                       -------
  Dean Witter Reynolds                          The Bank of New York
          Inc.                                   101 Barclay Street
  2 World Trade Center                        New York, New York 10286
New York, New York 10048

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                      PROSPECTUS DATED SEPTEMBER 29, 2000

                        SUMMARY OF ESSENTIAL INFORMATION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                       SELECT GLOBAL 30 PORTFOLIO 2000-4



             AS OF SEPTEMBER 28, 2000, THE INITIAL DATE OF DEPOSIT



Aggregate Value at the Evaluation Time of Securities in Trust.........  $250,107.69
Number of Units(1)....................................................      25,238
Fractional Undivided Interest in the Trust Represented by Each Unit...    1/25,238
Public Offering Price Per 100 Units:
    Value of Securities in the Trust..................................  $   986.10
    Plus Value of Securities for Organization Costs(2)................        4.90
                                                                        ----------
    Total Value of Securities.........................................      991.00
    Plus Sales Charge of 2.90% of Public Offering Price(3) (2.926% of
     the amount invested in Securities)...............................       29.00
    Less Deferred Sales Charge per 100 Units..........................      (20.00)
                                                                        ----------
    Public Offering Price per 100 Units(4)............................  $ 1,000.00
                                                                        ==========
Sponsor's Repurchase Price per 100 Units and Redemption Price per 100
  Units (based on the value of the underlying Securities, $29.00 less
  than the Public Offering Price per 100 Units)(5)....................  $   971.00
                                                                        ==========



Evaluation Time: Close of the market: 4:00 p.m., New York time.

Minimum Purchase: The minimum initial investment is $1,000 ($100 if the initial purchase is through an IRA). The minimum subsequent investment is $100.

Distributions will be made on the Distribution Dates (June 15, 2001 and on or about January 11, 2002) to holders of record on the immediately preceeding Record Date (June 1, 2001 and January 4, 2002).

The Mandatory Termination Date of the Trust is January 4, 2002, although the Trust may terminate earlier if the value of the Trust at any time is less than 40% of the market value of the Securities deposited into the Trust.
If you wish to receive Securities in-kind, you must elect prior to the In-Kind Distribution Date of December 13,
2001. During the 14 business day period after that date, the Liquidation Period, the remaining Securities will be sold and the final distribution made within 5 business days after the proceeds of the last sale are received.

------------------------

    (1)The number of Units will increase as the Sponsor deposits additional Securities into the Trust. See "Unit Creation--Deposit of Securities" in Part B.

    (2)Unit Holders will bear Organization Costs, which include the cost of preparation and printing of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses. At the close of the initial offering period, the Sponsor will be reimbursed for organization costs. Organization Costs per Unit have been estimated based on a Trust with $15 million of assets. If the assets of the Trust are less than $15 million, the Organization Costs per Unit may be greater than the estimate shown.

    (3)You will pay a maximum total sales charge of 2.90% of the Public Offering Price. The sales charge has two components, an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is calculated by subtracting the Deferred Sales Charge of $20 per 100 Units from the total sales charge. On the date of this Summary of Essential Information, the Initial Sales Charge is $9.00 per 100 Units (0.9% of the Public Offering Price). The amount of the Initial Sales Charge will change and may be more than $9.00 per 100 Units as the value of the Securities changes after the Initial Date of Deposit. The Initial Sales Charge is reduced if you purchase Units with a value of $25,000 or more. (See "Public Offering of Units--Volume Discount"). You will pay a sales charge on all of the Securities, including the Securities held to pay Organization Costs.

     To pay the Deferred Sales Charge, the Trustee will sell Trust assets equal to $4.00 per 100 Units on each Deferred Sales Charge Payment Date (the last business day of each month, over a 5 month period beginning January 31, 2001). If you sell, redeem or exchange your Units before the last Deferred Sales Charge Payment Date the proceeds payable to you will be reduced by the amount of any unpaid Deferred Sales Charge.

    (4)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price is based on the total U.S. dollar value of the Securities computed on the offer side of the relevant currency exchange rate.

    (5)This is the price as of the Initial Date of Deposit only and will change on subsequent dates. This price reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated brokerage costs of selling Securities to meet redemptions, currently estimated at $1.50 per 100 Units.

                                     FEE TABLE

THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES AND EXPENSES, ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.


                                                                                 AMOUNT PER
                                                                                   $1,000
                                                                                 INVESTMENT
                                                                                   IN 100
UNIT HOLDER TRANSACTION EXPENSES                                                    UNITS
--------------------------------                                                -------------
Initial Sales Charge Imposed on Purchase.........................  0.90%(a)      $  9.00
Deferred Sales Charge per Year...................................  2.00%(a)        20.00
                                                                   ----          -------
Maximum Sales Charge per Year....................................  2.90%         $ 29.00
                                                                   ====          =======

ORGANIZATION COSTS...............................................  0.490%        $  4.90



ESTIMATED ANNUAL TRUST OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS) (b)
  Trustee's Fee including Estimated Expenses (c).................  0.295%        $  2.95
  Sponsor's Portfolio Supervision Fee (c)........................  0.025%           0.25
  Bookkeeping and Administrative Fees............................    --               --
  Other Operating Expenses.......................................    --               --
                                                                   ----          -------
      Total......................................................  0.320%        $  3.20
                                                                   ====          =======

                                      EXAMPLE


                                                                 CUMULATIVE EXPENSES PAID FOR PERIOD
                                                              -----------------------------------------
                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
An investor would pay the following expenses on a $10,000
 investment, assuming an estimated operating expense ratio
 and organization cost of 0.810% and a 5% annual return on
 the investment throughout the periods......................    $371       $946      $1,547     $3,169

The Example assumes all dividends and distributions will be reinvested and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds.
Because the reductions to the repurchase and cash redemption prices described in footnote 5 on page ii apply only to the secondary market, these reductions have not been reflected in the figures above. The
Example should not be considered a representation of past or future expenses or annual rate of return;
the actual expenses and rate of return may be more or less than those assumed for purposes of the
Example.


                              -------------------

(a) The Initial Sales Charge is actually the difference between 2.90% and the Deferred Sales Charge of $20.00 per 100 Units; it will exceed 0.90% if the Public Offering Price exceeds $1,000 per 100 Units.

     The Deferred Sales Charge is paid at a rate of $4.00 per 100 Units per month on each of the 5 Deferred Sales Charge Payment Dates, irrespective of the purchase or redemption price per Unit. If a Holder sells Units before all of these payments have been made, any unpaid Deferred Sales Charge will be deducted from the sales proceeds. If the Unit purchase price exceeds $1,000 per 100 Units, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $1,000 per 100 Units, the Deferred Sales Charge will exceed 2.00%.

(b) The estimates do not include the costs paid by the Trust of purchasing and selling Securities.

(c) The fees accrue daily and are payable on each Distribution Date. The Sponsor estimates that dividends from the Securities (based on the last dividends actually paid) will be sufficient to pay the estimated expenses of the Trust. See: "Expenses and Charges". In addition to the Trustee's fee, brokerage costs which the Trust will pay to purchase Securities are currently estimated at $1.25 per 100 Units.

SUMMARY OF ESSENTIAL
INFORMATION--(continued)


    INVESTMENT NAME AND STRUCTURE: The Morgan Stanley Dean Witter Select Equity Trust Select Global 30 Portfolio 2000-4 (the "Trust")--a unit investment trust composed of publicly-traded common stocks or contracts to purchase those stocks (the "Securities").



    OBJECTIVES: To provide income and above-average growth potential through investment in the ten common stocks in the Dow Jones Industrial Average ("DJIA") having the highest yields on September 27, 2000, in the Financial Times Ordinary Share Index (the "FT Index") having the highest yields on September 27, 2000, and in the Hang Seng Index (the "HS Index") having the highest yields on September 27, 2000, (the "Select 30") (the "Stock Determination Dates"). There is, however, no guarantee that the Trust will achieve its objectives.


    The philosophy is simple. The Trust does not require sophisticated analysis or an explanation of complex investment strategies, just the pure and simple concept of buying a quality portfolio of stocks in one convenient purchase.
    Simple strategies can sometimes be the most effective. To outperform the market is more difficult than just outperforming other asset classes. Purchasing a portfolio of these stocks through an investment in the Trust as opposed to one or two individual stocks may achieve better overall performance and will achieve greater diversification. There is only one investment decision instead of 30, and two distributions to the investor during the life of the Trust instead of many. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. The Trust's return may consist of a combination of capital appreciation and current dividend income.

    Although the Trust is a one-year investment, the strategy is long-term. Investors should consider reinvesting in successive trusts, if available, for at least three to five years, to take advantage of the long-term strategy. Reinvesting each year requires your payment of the deferred sales charge each year.


    TRUST SECURITIES: The yield for each stock in the DJIA was calculated by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock on September 27, 2000. The yield for each stock in the FT Index and the HS Index was calculated by adding together the most recent interim and final dividend declared (generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year) and dividing the result by the market value of the stock on September 27, 2000, the Foreign Stock Determination Date. This objective determination served as the basis for the Sponsor's selection of the ten common stocks in each Index having the highest dividend yield.

    Following the initial deposit, the Sponsor expects to deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash with instructions to purchase additional Securities to create Additional Units. To the extent practicable, the proportionate relationship between the number of shares of each Security in the Portfolio will be maintained.

    PORTFOLIO CHARACTERISTICS. The Portfolio of the Trust consists of 30 issues of securities, all of which are common stocks, issued by companies in the categories set forth below:


                                  PERCENTAGE OF
CATEGORIES                   AGGREGATE MARKET VALUE
OF ISSUER                      OF TRUST PORTFOLIO*
---------                    -----------------------
Communications.............           3.33%
Heavy Construction
  Equipment................           6.51%
Photographic Equipment.....           3.32%
Automotive.................           3.32%
Paper, Packaging Products,
  Building Materials.......           3.33%
Scotch Tapes and Coated
  Abrasives................           3.26%
Financial Services.........          10.10%
Household and Personal Care
  Products.................           3.29%
Food, Tobacco, Beverage....           3.33%
Food, Beverage.............           3.34%
Transportation.............           6.62%
Insurance..................           3.30%
Electric Power.............           9.76%
Property Investment........          20.57%
Retail.....................           3.34%
Chemicals..................          10.03%
Electronics, Engineering...           3.24%


    * As of Initial Date of Deposit, subject to future change.

    RISK FACTORS: An investment in Units of the Trust should be made with an understanding of the following risks associated with the Trust's fixed portfolio of common stocks:

    Risks inherent in an investment in common stocks include:

    - price fluctuation,

    - volatility inherent in equity securities, and

    - dividends may fluctuate or not be paid at any time.

    There are risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of that stock. These rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. Equity markets have been at historically high levels and we cannot assure that these levels will continue.

    Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences (both domestic and international) affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, a decrease in the value of the British pound sterling or the Hong Kong dollar relative to the U.S. dollar will adversely affect the U.S. dollar value of the Trust's income and assets and, therefore, the value of the Units.

    The value of a Unit may decline and when you sell or redeem your Unit it may be worth less than what you paid for it. Securities may only be sold for limited reasons, such as a material deterioration in the financial condition of an issuer. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations.

FOREIGN ISSUERS

    The portfolio is concentrated in securities of non-United States issuers. Holding securities of these companies may involve investment risks that are different from those involved in holding securities of domestic issuers. These risks include future political and economic developments, the possible imposition of withholding taxes and exchange controls, or other foreign governmental restrictions which might adversely affect the payment of distributions on Securities in the Portfolio.

    There may be less publicly available information about a foreign issuer and foreign issuers may not generally be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. Foreign securities markets generally have substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices are more volatile than those of comparable domestic companies. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. Global and regional perceptions of the United Kingdom and Hong Kong markets and currency exchange rate fluctuations should also be considered, both of which may adversely affect the value of the foreign Securities.

HONG KONG

    An investment in HS Index common stock may be considered speculative and therefore may be appropriate only if you are able and willing to assume the increased risks of higher price volatility, currency fluctuations and investment in Hong Kong. Following its July 1, 1997 reversion to Chinese control, the HS Index has experienced substantial volatility.

    Events in Hong Kong and other Asian markets have caused and may continue to cause volatility and declines in U.S. and British common stocks, including the Trust Securities. The value of the Hong Kong dollar has been pegged to the U.S. dollar. We cannot assure that this peg will continue. If the peg is removed, substantial volatility and a steep drop in the prices of Hang Seng Index stocks may result.

EURO

    On January 1, 1999, the third stage of European economic and monetary union ("EMU") began and the Euro became the lawful currency of the participating member states. It is presently uncertain whether the United Kingdom will participate in EMU. The consequences of EMU for the foreign exchange rates, interest rates and shares and securities listed on the national stock exchanges of member states of the European Union, whether or not a particular member state participates in EMU, are presently unclear. These consequences may adversely affect the value of the Securities in the Trust.

    Additional Risk Factors. See also notes to "Schedule of Portfolio Securities" and "The Trust--Risk Factors" in Part B.

    DISTRIBUTION: The Trustee will distribute net income on each Distribution Date to holders of record on the immediately preceding Record Date as set forth on page i above. If Securities are sold and the sales proceeds are not used to redeem Units, the sales proceeds will be distributed to Unit Holders. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable. Unit Holders can elect to invest their distributions automatically in units of a New Series, if offered by the Sponsor. Units acquired through investment upon termination will be subject only to a deferred sales charge (see "Administration of the Trust--Termination").

    The Sponsor anticipates that dividends from the Securities will be sufficient to:

    - pay expenses of the Trust and

    - after paying expenses, make the periodic net income distributions to Unit Holders.

    This expectation is based on the last dividend actually paid by the companies included in the Schedule of Portfolio Securities. (See: "Expenses and Charges" and "Administration of the Trust--Distribution".)

    PUBLIC OFFERING PRICE: The Public Offering Price per 100 Units is computed after receipt of a purchase order on the basis of:

    - the total value of the underlying Securities and

    - cash held by the Trust.

    The assets are reduced by Trust expenses and liabilities and then divided by the number of Units outstanding times 100. A sales charge is then added. Further details can be found on pages i and ii above, particularly footnote 3. (See "Public Offering of Units--Public Offering Price".)

    Unit Holders acquiring units in any future series through an exchange or rollover of Units of a previous series of the Select Global 30 Portfolio will acquire those units subject only to the Deferred Sales Charge. An investor desiring to invest in successive trusts at a reduced sales charge must elect to do so before the termination of their existing trust.

    MARKET FOR UNITS: The Sponsor, although not obligated to do so, intends to maintain a market for the Units. If this market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying Securities. The sale or redemption price will be the then current Unit net asset value including deduction for any remaining Deferred Sales Charge.


    TERMINATION: The Trust will terminate approximately 1 year after the Initial Date of Deposit regardless of market conditions at that time. The Trust will then liquidate, generally over a 14 business day period. Unit Holders may elect to receive shares in-kind. Cash received upon this sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about January 11, 2002. The Trustee will benefit from holding the cash because it can earn interest on it during the period.


    The amount realized by a Unit Holder upon termination may be less than the amount paid by the Unit Holder. Sales of Securities in the Trust during the period before termination and upon termination may be at a lower price than might otherwise be realized if the sale were not required at that time. (See:
"Administration of the Trust--Distribution".)

    Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described in this prospectus, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of those Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. To lessen potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period.

    The Sponsor can give no assurance, however, that these procedures will lessen negative price consequences or provide a better price for these Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than forty percent of the value of all of the Securities at the time they are acquired by the Trust.

    LITIGATION AND LEGISLATION: Philip Morris Companies common stock is included in the Portfolio. Pending legal proceedings against Philip Morris cover a wide range of matters including product liability and consumer protection. Damages claimed in many of the smoking and health cases alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

    The Sponsor cannot predict the outcome of the litigation pending against Philip Morris or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. The Sponsor cannot predict whether these and other possible developments will have a material effect on the price of Philip Morris stock over the term of the Trust, which could in turn adversely affect Unit prices. A substantial decline in the price of Philip Morris stock may result in a substantial decline in the value of a Unit.

    Except as stated above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Future litigation, legislation, regulation or deregulation may have a material adverse effect on the Portfolio or may impair the ability of the issuers of the Securities to achieve their business goals.

THE DJIA, HISTORICALLY SPEAKING

    The first DJIA, consisting of 12 stocks, was published in THE WALL STREET JOURNAL in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of name changes, 1 of the original companies is still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 15, 1939-July 2, 1956 and June 2, 1959-August 8, 1976. More recently, however, there have been more frequent changes: 3 in 1991, 4 in 1997 and 4 in 1999.

            LIST AS OF OCTOBER 1, 1928                                      CURRENT LIST
--------------------------------------------------  ------------------------------------------------------------
Allied Chemical                                     Aluminum Co. of America
American Can                                        American Express
American Smelting                                   AT&T Corp.
American Sugar                                      Boeing
American Tobacco                                    Caterpillar
Atlantic Refining                                   Citigroup
Bethlehem Steel                                     Coca-Cola
Chrysler                                            Disney, Walt
General Electric                                    DuPont (E.I.) de
General Motors                                      Nemours & Co.
General Railway Signal                              Eastman Kodak Co.
Goodrich                                            Exxon Mobil Corp.
International Harvester                             General Electric
International Nickel                                General Motors
Mack Trucks                                         Home Depot Inc.
Nash Motors                                         Honeywell International Inc.
North American                                      Hewlett-Packard Co.
Paramount Publix                                    IBM
Postum, Inc.                                        Intel Corp.
                                                    International Paper
Radio Corporation of                                Johnson & Johnson
  America (RCA)                                     McDonald's
Sears, Roebuck &                                    Merck
  Company                                           Microsoft Corp.
Standard Oil of New Jersey                          Minnesota Mining and
Texas Corporation                                   Manufacturing Co.
Texas Gulf Sulphur                                  Morgan (J.P.), & Co.,
Union Carbide                                       Incorporated
United States Steel                                 Philip Morris Cos., Inc.
Victor Talking Machine                              Procter & Gamble
Westinghouse Electric                               SBC Communications Inc.
Woolworth                                           United Technologies
Wright Aeronautical                                 Wal-Mart Stores Inc.

    The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of THE WALL STREET JOURNAL as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

    Changes in the components are made entirely by the editors of THE WALL STREET JOURNAL without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, such changes are made rarely. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. The composition of the Dow Jones Industrial Average may be changed at any time for any reason.

THE FINANCIAL TIMES ORDINARY SHARE INDEX

    The FT Index was designed to reflect changes in the United Kingdom equity market as reflected in prices of the leading and most actively traded shares and comprises 30 common stocks chosen by the editors of THE FINANCIAL TIMES (London) as representative of British industry and commerce. These companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

    Changes in the components of the FT Index are made entirely by the editors of THE FINANCIAL TIMES without consultation with the companies, any stock exchange or any official agency. Since the introduction of the Financial Times Index in 1935, there has been a steady shift of emphasis in its makeup from heavy industry towards companies engaged in service trades. Most substitutions of companies have been the result of mergers or because of bankruptcy. The components of the FT Index may be changed at any time for any reason. Any changes in the components in the FT Index announced after the Foreign Stock Determination Date will not cause a change in the identity of the common stocks included in the Portfolio, including any Securities deposited later.

    The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935, became the Financial Times Industrial Ordinary Share Index in 1947 and is now known as the Financial Times Ordinary Share Index. The following are the companies whose stocks are currently represented in the FT Index:

Allied-Domecq PLC                                   Lloyds TSB Group PLC
The BOC Group PLC                                   Marconi PLC
Blue Circle Industries PLC                          Marks & Spencer PLC
The Boots Company PLC                               Peninsular & Oriental Steam
British Aerospace PLC                               Navigation Company
BP Amoco PLC                                        Prudential Corp. PLC
British Telecommunications                          Reuters Holdings PLC
  PLC                                               Royal & Sun Alliance
BG PLC                                              Insurance Group PLC
British Airways PLC                                 The Royal Bank of
Cadbury Schweppes PLC                               Scotland PLC
Diageo PLC                                          Scottish Power PLC
EMI Group                                           SmithKline Beecham PLC
Glaxo Wellcome PLC                                  (A shares)
Granada Group PLC                                   Tate & Lyle PLC
GKN PLC                                             Tesco PLC
Imperial Chemical                                   Vodafone Air Touch
  Industries PLC
Invensys PLC

THE HANG SENG INDEX

    The HS Index, which was first published in 1969, comprises 33 of the stocks listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange"), and includes companies intended to represent four major market sectors: commerce and industry, finance, properties and utilities. The HS Index is a recognized indicator of stock market performance in Hong Kong. It is computed by dividing the aggregate current market value of the constituent stocks (I.E. the sum of the products of the current market price of each stock and the number of issued shares of such stock) by the aggregate base market value of those stocks. Accordingly, the Hang Seng Index is strongly influenced by stocks with large market capitalizations.

    The HS Index represents approximately 70% of the total market capitalization of the stocks listed on the Hong Kong Exchange. Any changes in the components in the HS Index announced after the Foreign Stock Determination Date will not cause a change in the identity of the common stocks included in the Portfolio, including any Securities deposited later.

    Following are the stocks comprising the Hang Seng Index:


Amoy Properties Limited                             Hongkong Electric Holdings
Bank of East Asia                                   Limited
  Limited, The                                      HSBC Holdings plc
Cathay Pacific Airways                              Hutchison Whampoa Limited
  Limited                                           Hysan Development
Cheung Kong (Holdings)                              Company Limited
  Limited                                           Johnson Electric Holdings
Cheung Kong Infrastructure                          Limited
  Holdings Limited                                  Legend Holdings Limited
China Resources Enterprise                          Li & Fung Limited
  Limited                                           New World Development
China Mobile (Hong                                  Company Limited
  Kong) Limited                                     Pacific Century Cyberworks
CITIC Pacific Limited                               Limited
CLP Holdings Limited                                Shanghai Industrial Holdings
Dao Heng Bank Group                                 Limited
  Limited                                           Sino Land Company Limited
First Pacific Company                               SmarTone
  Limited                                           Telecommunications
Hang Lung Development                               Holdings Limited
  Company Limited                                   Sun Hung Kai Properties
Hang Seng Bank Limited                              Limited
Henderson Investment                                Swire Pacific Limited
  Limited                                           (A shares)
Henderson Land                                      Television Broadcasts Limited
  Development Company                               Wharf (Holdings) Limited,
  Limited                                           The
Hong Kong and China Gas                             Wheelock and Company
  Company Limited, The                              Limited


HISTORICAL STRATEGY PERFORMANCE

    The following table shows the performance of:

    - the S&P 500-Registered Trademark- Index

    - the average of all of the stocks in each of the DJIA, FT Index and HS Index; and

    - a hypothetical investment in approximately equal values of the ten stocks in each of the DJIA, FT Index and HS Index having the highest dividend yield as of the close of the last business day of the previous year for each year indicated.

S&P 500 INDEX TOTAL RETURN:

    This return is the change in value of the S&P 500 Index plus the dividend return for the year. These returns shown are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Portfolio. These returns do not reflect sales charges, commissions, expenses or taxes.

AVERAGE OF DJIA, FTI AND HSI TOTAL RETURN:

    The Average of Total Returns for the individual years is calculated by using a simple arithmetic average of each of the three indices' change in value plus the dividend return for each year. There is no published index combining the total returns of the three indices. It is not representative of any recognized index and is purely hypothetical. The source for the FT Index and HS Index is Datastream International, Inc. The FT Index and HS Index returns are calculated based on U.S. dollars and reflect currency exchange rate fluctuation. Conversion into U.S. dollars was made based on the exchange rate as of the last day of each year as supplied by a major international bank. Past exchange rate fluctuations are not indicative of future exchange rate movements. No adjustments have been made to reflect taxes payable or withholding taxes.

SELECT GLOBAL 30 STRATEGY TOTAL RETURN:

    This return is the change in value of a hypothetical investment in approximately equal values of the ten highest yielding stocks in each of the three indices as of the close of the last business day of the previous year plus the dividend return for the year on these stocks. The average total return in U.S. dollars of the ten highest yielding stocks in each of the three indices is calculated. The FT Index and HS Index ten highest yielding stocks total return are calculated based on U.S. dollars and reflect currency exchange rate fluctuation. Conversion into U.S. dollars in the case of those stocks was made based on the exchange rate as of the last day of each year as supplied by a major international bank. Past exchange rate fluctuations are not indicative of future exchange rate movements. No adjustments have been made to reflect taxes payable or withholding taxes.

    These returns shown reflect past performance of Select Global 30 strategy stocks (but not any trust). They are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust. The actual returns of a particular Trust or purchase of units of a Trust will vary from the hypothetical strategy returns due to, among other things, timing differences and actual Trust sales charges, expenses and commissions.

    The average annual return reflects a rate of growth per year (assuming reinvestment of all dividends at the end of each period) that a hypothetical investment in all of the stocks in the Select Global 30 Strategy would have provided over the 15 year period. Only the Select Global 30 Strategy figures reflect Trust sales charges (the full sales charge in the first year; reduced rollover sales charges deducted over an 8 month period afterwards--although the deferred sales charge for this Trust is deducted over 5 months), estimated expenses (organization expenses deducted in the second month; other expenses deducted evenly over 12 months) and quarterly reinvestment of dividends (a feature not offered by the Trust). As indicated in the table, the Select
Global 30 Strategy underperformed (i) a hypothetical investment in all of the stocks in the S&P 500 Index and (ii) the Average of DJIA, FTI and HSI total returns in certain years and there can be no assurance that the portfolio of the Trust will outperform a hypothetical investment in all of the stocks in (i) the S&P 500 Index and (ii) the Average of DJIA, FTI and HSI total returns over the life of the Trust.

                           COMPARISON OF TOTAL RETURN


                                                         AVERAGE OF     SELECT GLOBAL
                        S&P 500-REGISTERED TRADEMARK-      DJIA,             30
         YEAR                       INDEX               FTI AND HSI       STRATEGY
     ENDED 12/31               TOTAL RETURN(1)         TOTAL RETURNS   TOTAL RETURN(2)
----------------------  -----------------------------  --------------  ---------------
       1985                            31.06%                  46.15%          47.42%
       1986                            18.54%                  34.14%          39.15%
       1987                             5.67%                  12.78%          17.51%
       1988                            16.34%                  14.46%          20.66%
       1989                            31.23%                  21.46%          17.10%
       1990                            -3.14%                   7.33%           0.45%
       1991                            30.00%                  29.02%          31.52%
       1992                             7.43%                  12.75%          15.90%
       1993                             9.94%                  52.00%          59.68%
       1994                             1.29%                  -7.31%         -10.46%
       1995                            37.11%                  26.95%          17.46%
       1996                            22.70%                  28.66%          24.36%
       1997                            33.10%                   7.81%           3.32%
       1998                            28.37%                   9.60%           5.90%
       1999                            20.89%                  38.80%          20.71%
1/1/2000 - 9/27/2000                   -2.10%                 -12.92%         -13.56%
Average Annual Return,                 18.72%                  21.30%          19.45%
1985-1999


------------------------

(1) S&P 500-Registered Trademark- is a registered trademark of the McGraw-Hill Companies, Inc.

(2) Reflects Trust sales charges (the full sales charge in the first year; reduced rollover sales charges thereafter), estimated expenses and quarterly reinvestment of dividends, but does not reflect commissions incurred in buying and selling portfolio Securities or taxes.

    In 7 of the last 15 years, the Select Global 30 Strategy each year would have yielded a higher total return than the Average of DJIA, FTI and HSI Total Returns.

                          INDEPENDENT AUDITORS' REPORT

THE UNIT HOLDERS, SPONSOR AND TRUSTEE

MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
SELECT GLOBAL 30 PORTFOLIO 2000-4



    We have audited the accompanying statement of financial condition, including the schedule of portfolio securities, of the Morgan Stanley Dean Witter Select Equity Trust Select Global 30 Portfolio 2000-4, as of September 28, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit for the purchase of securities, as shown in the statement of financial condition as of September 28, 2000, by correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Morgan Stanley Dean Witter Select Equity Trust Select Global 30 Portfolio 2000-4 as of
September 28, 2000, in accordance with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP

Chicago, Illinois
September 28, 2000

                        STATEMENT OF FINANCIAL CONDITION

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                       SELECT GLOBAL 30 PORTFOLIO 2000-4


                  INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000



TRUST PROPERTY
    Sponsor's Contracts to purchase underlying Securities
     backed by an irrevocable letter of credit (a)(b).......  $250,107.69
                                                              ----------
      Total.................................................  $250,107.69
                                                              ==========
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities
      Deferred portion of sales charge (c)..................  $ 5,047.60
      Organization Costs (b)................................    1,236.66
                                                              ----------
      Subtotal..............................................  $ 6,284.26
                                                              ----------
    Interest of Unit Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors (d).................................  $252,380.03
      Less: Gross underwriting commissions (e)..............   (7,319.94)
      Less: Organization Costs (b)..........................   (1,236.66)
                                                              ----------
    Net amount applicable to investors......................  $243,823.43
                                                              ----------
      Total.................................................  $250,107.69
                                                              ==========

------------------------

(a) The aggregate U.S. dollar value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price". A $300,000.00 irrevocable letter of credit drawn on Credit Industriel et Commercial has been deposited with the Trustee.



(b) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period. Organization costs per unit have been estimated based on a Trust with projected total assets of $15 million. To the extent the assets of the Trust are less than $15 million, the organization costs may be less, although the per Unit amount may increase. If the assets of the Trust are more, the organization costs may be higher, although the per Unit amount may decrease.



(c) Represents the aggregate amount of mandatory distributions of $4.00 per 100 Units per month payable on the last business day of each month from January 31, 2001, through May 31, 2001. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to May 31, 2001, the remaining portion of the obligation applicable to such Units will be transferred to such account on the redemption date.


(d) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

(e) The maximum aggregate sales charge of 2.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

                        SCHEDULE OF PORTFOLIO SECURITIES

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                       SELECT GLOBAL 30 PORTFOLIO 2000-4


                 ON INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000



                                                   CURRENT                PROPORTIONATE   PERCENTAGE
                                                    ANNUAL                RELATIONSHIP   OF AGGREGATE  PRICE PER    COST OF
 PORTFOLIO                                       DIVIDEND PER  NUMBER OF   BETWEEN NO.   MARKET VALUE  SHARE TO    SECURITIES
    NO.     NAME OF ISSUER                        SHARE (1)     SHARES      OF SHARES      OF TRUST      TRUST    TO TRUST (2)
    ---     --------------                       ------------   ------      ---------    ------------    -----    ------------
            DJIA STOCKS
     1.     AT&T Corporation                        $0.880         290        0.41%         3.33%      $28.7500   $  8,337.50
     2.     Caterpillar                              1.360         239        0.34          3.25        34.0000      8,126.00
     3.     DuPont (E.I.) de Nemours & Co.           1.400         210        0.30          3.36        40.0625      8,413.13
     4.     Eastman Kodak Co.                        1.760         201        0.29          3.32        41.2500      8,291.25
     5.     General Motors Corp.                     2.000         124        0.18          3.32        67.0625      8,315.75
     6.     International Paper                      1.000         291        0.41          3.33        28.6250      8,329.88
     7.     Morgan (J.P.), & Co., Incorporated       4.000          50        0.07          3.33       166.4375      8,321.88
     8.     Minnesota Mining and Manufacturing
              Co.                                    2.320          89        0.13          3.26        91.5625      8,149.06
     9.     Philip Morris Cos., Inc.                 2.120         275        0.39          3.33        30.3125      8,335.94
    10.     Procter & Gamble Company                 1.400         123        0.18          3.29        66.9375      8,233.31
            FT INDEX STOCKS
    11.     BOC Group PLC                            0.513         645        0.92          3.30        12.7982      8,254.83
    12.     Boots Company PLC                        0.369       1,118        1.59          3.34         7.4766      8,358.54
    13.     British Airways PLC                      0.262       1,930        2.75          3.33         4.3100      8,318.38
    14.     Imperial Chemical Industries PLC         0.469       1,546        2.20          3.37         5.4462      8,419.81
    15.     Invensys PLC                             0.113       3,600        5.13          3.24         2.2540      8,114.31
    16.     Lloyds TSB Group PLC                     0.408         920        1.31          3.41         9.2798      8,537.40
    17.     Peninsular & Oriental Steam
              Navigation Company                     0.484         937        1.33          3.30         8.7960      8,241.85
    18.     Royal & Sun Alliance Insurance
              Group PLC                              0.368       1,245        1.77          3.30         6.6263      8,249.77
    19.     Scottish Power PLC                       0.340       1,085        1.55          3.32         7.6599      8,310.94
    20.     Tate & Lyle PLC                          0.314       2,474        3.52          3.34         3.3718      8,341.83
            HS INDEX STOCKS
    21.     Amoy Properties Limited                  0.046       8,500       12.11          3.40         1.0003      8,502.94
    22.     Cheung Kong Infrastructure Holdings
              Limited                                0.063       5,000        7.12          3.26         1.6288      8,143.84
    23.     CLP Holdings Limited                     0.215       2,000        2.85          3.48         4.3477      8,695.32
    24.     Hang Lung Development Company
              Limited                                0.067       9,000       12.82          3.55         0.9875      8,887.69
    25.     Hang Seng Bank Limited                   0.577         800        1.14          3.36        10.5165      8,413.17
    26.     Henderson Investment Limited             0.029      13,000       18.52          3.37         0.6477      8,419.58
    27.     Henderson Land Development Company
              Limited                                0.199       2,000        2.85          4.01         5.0146     10,029.11
    28.     Hongkong Electric Holdings Limited       0.191       2,500        3.56          2.96         2.9626      7,406.41
    29.     Hysan Development Company Limited        0.053       6,000        8.55          3.15         1.3146      7,887.35
    30.     Wharf Holdings Limited                   0.100       4,000        5.70          3.09         1.9302      7,720.62
                                                                ------                                            -----------
                                                                70,192                                            $250,107.69
                                                                ======                                            ===========


--------------------------
 (1) Based on the latest quarterly or semiannual declaration in the case of stocks in the DJIA and the most recent interim and final dividends declared in the case of Foreign Securities. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

 (2) All Securities are represented entirely by contracts to purchase entered into by the Sponsor on September 28, 2000. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the applicable exchange converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time on September 28, 2000. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $251,051.25 The Sponsor had a loss of $1,078.23 on the Initial Date of Deposit.

--------------------------
    Please note that if this prospectus is used as a preliminary prospectus for a future trust in this Series, the Portfolio may contain different stocks from those described above.

CONFLICTS OF INTEREST

    The Sponsor and its affiliates may perform or seek to perform investment banking services for, and may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers during the last three years. The Sponsor or affiliates may serve as specialists in the Securities in this Trust on one or more stock exchanges, or markets, may make markets in or may have a long or short position in or effect transactions in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related options.

                               PROSPECTUS PART B

                 MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION

    Dean Witter Reynolds Inc. (the "Sponsor") and The Bank of New York (the "Trustee") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Morgan Stanley Dean Witter Select Equity Trust under the laws of the State of New York. Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation.

                                   THE TRUST

OBJECTIVES AND SECURITIES SELECTION

    The objectives of the Trust are:

    - to offer above-average growth potential through an investment for approximately one year in a fixed portfolio of publicly-traded common stock, and

    - to provide income.

    The Trust's Securities* were chosen in the manner described in the "Summary of Essential Information" in Part A. There is, of course, no guarantee that the Trust will achieve its objectives.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    The Trust consists of:

        (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held in the Trust;

        (2) any additional Securities and contributed cash that the Trust acquires and holds pursuant to the provisions of the Indenture;

        (3) undistributed income; and

        (4) undistributed cash realized from the disposition of Securities. See:
    "Administration of the Trust".

    Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and may acquire additional Securities from time to time, the Trust is not expected to retain for any length of time its present size and exact composition. See: "Unit Creation--Deposit of Securities" and "Administration of the Trust--Portfolio Supervision".

------------------------
* The term "Securities" includes the initially deposited common stock and any additional common stock or contracts to purchase additional common stock acquired by the Trust pursuant to the Indenture and Agreement.

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Trust may dispose of its Securities only under limited circumstances. See:
"Administration of the Trust--Portfolio Supervision".

    The Trust is an unmanaged, fixed portfolio of common stocks. After the selection and the initial deposit of Securities, the Securities may no longer rank among the ten stocks in the DJIA, the FT Index, or the HS Index having the highest dividend yield (other securities may have replaced them), the yields on the Securities in the portfolio may change or the Securities may no longer be included in the Indices.

    On and after the Initial Date of Deposit, however, the Sponsor expects to deposit additional Securities and sell the additional Units created. These deposits generally will reflect the stocks and their proportionate number of shares in the Portfolio as of the Initial Date of Deposit. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later date. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or any affiliate.

    There is no assurance that the Trust will declare or pay any distributions in the future.

RISK FACTORS

    If you invest in Units of the Trust, you should understand the risks of an investment in publicly-traded common stock. These risks include the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. See the risks described in the "Summary of Essential Information" in Part A of the Prospectus, as well as those set forth below.

    There is no assurance that the objectives of the Trust will be met because the Securities may rise or fall in value, and pay dividends, depending on the full range of economic and market influences affecting:

    - corporate profitability,

    - the financial condition of issuers,

    - the prices of equity securities in general, and

    - the stocks that this Trust buys in particular.

    As the Sponsor creates Additional Units, all Units may represent more or less of a particular Security, in terms of percentage of aggregate market value of the portfolio. In addition, the brokerage fees incurred in purchasing Securities with the deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with deposited cash would have his holdings diluted as a result of any brokerage fees.

Fluctuating Security Value

    The value of the Securities, and therefore the value of Units, will fluctuate and can decline, depending upon the full range of economic and market influences which may affect the market value of the Securities. Certain risks are inherent in an investment in equity securities, including (1) the risk that the financial condition of one or more of the issuers of the Securities may worsen; or (2) the general condition of the common stock market may weaken. In either case, the value of the Portfolio Securities and hence the value of Units may decline.

    Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

    - expectations regarding domestic and foreign economic, monetary and fiscal policies;

    - inflation and interest rates;

    - currency exchange rates, economic expansion or contraction; and

    - global or regional political, economic or banking conditions.

    The Sponsor cannot predict the direction or scope of any of these factors. Additionally, stock markets have recently been at historically high levels and we cannot give any assurance that these levels will continue.

    We can give no assurance that the Trust will effectively achieve its objectives over its one-year life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive one-year periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Payment Risks

    There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that the rights of holders of common and preferred stocks to receive payments from the issuers of those stocks are generally inferior to those of creditors of, or holders of debt obligations issued by, these issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.


    By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This right is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.


    Any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of that cumulative preferred stock. Preferred stocks also have rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer. Therefore, they do not offer any assurance of income or provide the degree of protection of capital of debt securities.

    The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity. Common stocks also differ from preferred stocks, which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

    The value of the Securities in the Portfolio thus may fluctuate over the entire life of the Trust to values higher or lower than those on the Initial Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (See "Administration of the Trust--Portfolio Supervision"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

    FOREIGN ISSUERS. Investment in a Portfolio in which the majority of the securities are securities of foreign issuers involves investments risks that are different in some respects from an investment in a trust that invests in securities of domestic issuers. Those investment risks include future political and economic developments and the possible establishment of exchange controls or other governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities. In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements such as those applicable to domestic issuers.

    FOREIGN EXCHANGE RATES. Securities issued by non-U.S. issuers generally pay dividends in foreign currencies, and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these Securities will vary with fluctuations in the foreign exchange rates for the relevant currencies. A decline in the U.K. or Hong Kong foreign currency relative to the U.S. dollar will adversely affect the value of the Securities valued in that currency.


    Moreover, speculation that a given exchange rate may change, even without any actual change, may result in Securities' price fluctuation. For example, during October, 1997, the Hang Seng Index experienced substantial volatility, including a decline in value of approximately 38% from October 20 through October 28. This was due to, among other things, the widely held concern and speculation that the Hong Kong dollar's peg to the U.S. dollar (in place since
1983) might be removed in the near future, and a resulting steep rise in Hong Kong's interest rates. As of September 28, 2000, the peg remains, although there can be no assurance that this will continue, particularly in the light of concerns about the possible devaluation of China's Renminbi. Should the peg be removed, further and significant volatility and decline in Hang Seng stocks, including the Trust Securities, may occur.


    Recent events in Hong Kong and other Asian markets have caused and may continue to cause volatility and declines in U.S. and British common stocks, including the Trust Securities.

    A Portfolio of securities that are principally traded in foreign currencies involves investment risks that are substantially different from an investment in a trust which invests in securities that are principally traded in United States dollars. This is because the United States dollar value of a Portfolio (and hence of the Units) and of the distributions from the Portfolio will vary with fluctuations in foreign exchange rates for the relevant currencies relative to the U.S. dollar. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

    The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund.

    As stated above, since 1983, the Hong Kong dollar has been pegged to the U.S. dollar, although there is no assurance that this will continue in the future.

    Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of the currencies, interest rate differentials between the currencies, the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

    The following table sets forth recent end-of-month United States dollar exchange rates for the British pound sterling and the Hong Kong dollar. Fluctuations of the rates that have occurred in the past are not necessarily indicative of fluctuations that may occur over the life of the Trust:

                             FOREIGN EXCHANGE RATES

                                  END-OF-MONTH
                                  U.S. DOLLAR
                                 EXCHANGE RATES

      1998:                  U.S.$/L    HK$/U.S.$      1999:         U.S.$/L    HK$/U.S.$
      -----                  --------   ---------      -----         --------   ---------
      January                1.63250      7.7345       January       1.6449       7.7485
      February               1.64755      7.7425       February      1.6029       7.7480
      March                  1.67580      7.7480       March         1.6145       7.7498
      April                  1.67250      7.7485       April         1.6090       7.7520
      May                    1.63130      7.7490       May           1.6022       7.7545
      June                   1.66970      7.7480       June          1.5756       7.7585
      July                   1.63450      7.7477       July          1.6194       7.7620
      August                 1.67190      7.7490       August        1.6090       7.7646
      September              1.69970      7.7490       September     1.6458       7.7680
      October                1.67410      7.7455       October       1.6444       7.7706
      November               1.64870      7.7430       November      1.5942       7.7690
      December               1.66630      7.7475       December      1.6146       7.7740
      Source: Datastream International, Inc.

    The following table shows fluctuations in the value of the British pound and Hong Kong dollar relative to the United States dollar in the past ten years.

                             FOREIGN EXCHANGE RATES

                   RANGE OF FLUCTUATIONS IN FOREIGN CURRENCY

        U.S. DOLLAR/BRITISH   HONG KONG DOLLAR/
PERIOD    POUND STERLING         U.S. DOLLAR
------    --------------         -----------
1990      1.97750-1.59250       7.8155-7.7543
1991      1.99900-1.60000       7.7875-7.7160
1992      2.00440-1.50780       7.7770-7.7200
1993      1.59280-1.41820       7.7650-7.7235
1994      1.63800-1.46100       7.7525-7.7225
1995      1.64100-1.52900       7.7660-7.7300
1996      1.70050-1.49550       7.7444-7.7160
1997      1.70460-1.57750       7.7838-7.7210
1998      1.71930-1.61345       7.7500-7.7285
1999      1.67460-1.54850      7.7751-7.7460
Source: Datastream International, Inc.

    The Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile, depending on the activity at any particular time of the large international commercial banks, various central banks, large multinational corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market.

    The foreign exchange transactions of a Trust may be concluded by the Trustee with foreign exchange dealers acting as principals either on a spot (I.E., cash) buying basis or on a forward foreign exchange basis on the date a Trust is entitled to receive the applicable foreign currency. These forward foreign exchange transactions will generally be of as short a duration as practicable and will generally settle on the date of receipt of the applicable foreign currency involving specific receivables or payables of the Trust accruing in connection with the purchase and sale of its Securities and income received on the Securities or the sale and redemption of Units. These transactions are accomplished by contracting to purchase or sell a specific currency at a future date and price set at the time of the contract. The cost to the Trust of engaging in these foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency exchange are usually conducted on a principal basis, fees or commissions are not normally involved. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offering price). The relevant exchange rate used for evaluations of the Securities may include the cost of buying or selling, as the case may be, of any forward foreign exchange contract in the relevant currency.

    EXCHANGE CONTROLS. On the basis of the best information available to the Sponsor at the present time none of the Foreign Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Portfolio of amounts due on the Foreign Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption or the Portfolio, as an extraterritorial investor, has qualified its purchase of the Foreign Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. Exchange control regulations in the future might adversely affect payments to the Trust.

    In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign Securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see "Redemption").

    LIQUIDITY. Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Sales of non-exempt Securities by a Trust in United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. To the extent the liquidity of these markets becomes impaired, however, the value of a Trust when responding to a substantial volume of requests for redemption of Units (should redemptions be necessary despite the market making activities of the Sponsor) received at or about the same time could be adversely affected. This might occur, for example, as a result of economic or political turmoil in a country in whose currency a Trust had a substantial portion of its assets invested or should relations between the United States and such foreign country deteriorate markedly.

    Even though the Securities are listed, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold in connection with redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

    The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economy of the United Kingdom and the economy of Hong Kong and the value of any Securities held by the Trust.

UNITED KINGDOM

    The economy of the United Kingdom is focused upon the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments. London is one of the world's major financial centers, with a substantial part of the business international in nature. The continuance of London as an international financial center is dependent on, among other things, a favorable regulatory regime and its success against foreign competition. Current risks affecting the United Kingdom's economy include over-expansion of the economy, increased taxation and political instability.

    In addition, the United Kingdom is a member of the European Union (the "EU"). The EU was established by the Treaty on Economic Union signed at Maastricht which came into force on November 1, 1994. The aim of the Maastricht Treaty is to build on the economic and monetary integration put in place by the treaties establishing the European Communities and to extend the scope of the EU to matters such as social policy, international relations and defense. One of the central aims of the Maastricht Treaty is to create an internal market in the EU. The basic legal framework to assure the free circulation of goods, services and capital is well advanced and systematic controls at internal borders on goods, capital and services have been abolished. The EU consists of 15 nations. The EU is a powerful trade bloc with a combined population of approximately 350 million people and an annual gross national product of more than $5.5 trillion. The recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Securities in the Portfolio impossible to predict at present. Volatility in oil prices could slow economic development throughout Western Europe; moreover, it is not possible to predict accurately the effect of the current political and economic situation upon the long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

    At the start of the third stage of European economic and monetary union ("EMU") which began on January 1, 1999, the euro became the lawful currency of the participating member states. It is presently uncertain whether the United Kingdom will participate in EMU. The consequences of EMU for the foreign exchange rates, interest rates and shares and securities listed on the national stock exchanges of member states of the European Union, whether or not a particular member state participates in EMU, are presently unclear. Such consequences may adversely affect the value of the Securities in the Trust.

HONG KONG

    The Portfolio contains common stocks of companies trading on the Hong Kong Exchange and engaged in such businesses as hotels, property and real estate, textiles, telecommunications and utilities. Hong Kong, which was established as a colony of Great Britain in the 1840's, is situated on and adjacent to the southern coast of the People's Republic of China ("China"). It is currently a Special Administrative Region of China. An investment in Securities in the HS Index may be considered speculative and therefore may be appropriate only if you are able and willing to assume the increased risks of higher price volatility, currency fluctuations and the increased risks of investment in Hong Kong following its reversion to Chinese control. Under British rule, the Hong Kong government generally followed a laissez-faire policy towards industry, and this general policy appears to have continued under Chinese rule, though during August 1998, notably, the Hong Kong government intervened in the market and purchased significant amounts of stocks listed on the Hong Kong Exchange. There are limited import and export restrictions, and regulation of business is generally less than in other developed countries.

    HONG KONG'S REVERSION TO CHINESE SOVEREIGNTY. Hong Kong reverted to Chinese sovereignty effective July 1, 1997. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990), which took effect on July 1, 1997. The Basic Law binds executive, legislative and judicial branches of the government and provides a framework in which Hong Kong's legal system can continue.

    The Basic Law provides that for fifty years Hong Kong will retain a "high degree of autonomy," except in defense and foreign affairs. While China has committed to preserve for fifty years the capitalist economy, legal system, and social freedoms currently enjoyed in Hong Kong, there can be no assurance that China will abide by its commitment. The implementation of the Basic Law is subject to China's interpretation and no assurance can be given as to the continuing effect of the resumption of Chinese sovereignty on Hong Kong or the Hong Kong stock market. Hong Kong has been sensitive to political events. Continued political instability could adversely affect the Hong Kong economy and therefore the value of the Portfolio.


    The first election of the Legislative Council of Hong Kong ("Legco") was held in May, 1998, and disagreements arose over the fairness of the election. The first election witnessed a 53% turn out of registered voters and produced a Legco where the Democratic Party holds thirteen of the available sixty seats, forming the largest single block of party affiliated Legco members. In September, 2000 the second election of Legco was held for which there was a turn out of only 44% of registered voters and the number of seats held by the Democratic Party fell to twelve out of sixty, although it is still the largest single block of party affiliated Legco members. Continued doubts about the effective nature of Legco's influence as a governing body, concerns about China's commitment to the political autonomy of Hong Kong and disagreements between members of Legco may affect public confidence in the securities markets, increase market volatility and may adversely affect the Trust.


Hong Kong Exchange

    Formal trading of securities was established in Hong Kong in 1891, when the Association of Stockbrokers in Hong Kong was formed. It was renamed the Hong Kong Stock Exchange in 1914. In 1969, the Far East exchange was formed, followed by the Kam Ngan Stock Exchange in 1971 and the Kowloon Stock Exchange in 1972. These four exchanges were merged to form The Stock Exchange of Hong Kong Limited (the "Hong Kong Exchange"), which commenced trading on April 2, 1986. The Securities and Futures Commission, which was established by the Hong Kong government in May 1989 in response to the difficulties encountered in Hong Kong's financial markets at the time of the October 1987 world stock market crash, exercises supervision of the securities, financial investment and commodities futures industry.

Volatility of the Hang Seng Index

    Securities prices on the Hang Seng Index can be highly volatile and are sensitive to developments in both Hong Kong and China, as well as other world markets. An investment in Hang Seng Index common stock, including the Securities in this Trust, may be considered speculative and presenting substantial risks.

    For example, in 1989, the Hang Seng Index rose to 3,310 in May from its previous year-end level of 2,687 but fell to 2,094 in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock market and, at the year end, closed at a level of 2,837. Also, during 1994, the Hang Seng Index lost approximately 31% of its value.

    There can be no assurance that similar volatility will not be experienced in the future. Factors which may cause added volatility of the Hang Seng Index include, but are not limited to, those discussed below. (See "Additional Hong Kong Risk Factors" below.)

    The following table demonstrates the volatility of the Hang Seng Index in comparison to that of the Financial Times Index and the Dow Jones Industrial Average by showing for each index the number of trading days during the period from January 1, 1999 through December 31, 1999 on which the value of the index in local currency gained or lost 1%, 2% and 3% of its value as of the previous trading day.

       PERCENTAGE            NUMBER OF TRADING DAYS WITH GAINS OR LOSSES SHOWN
     GAINS OR LOSSES       ------------------------------------------------------
       IN VALUE OF         HANG SENG            FT                 DOW JONES
          INDEX              INDEX             INDEX           INDUSTRIAL AVERAGE
     ---------------       ---------         ---------         ------------------
1.00 - 1.99%.............     71                66                   85
2.00 - 2.99%.............     43                12                   15
3.00% or more............     17                2                     0

    Since 1979, the Heng Seng Index has periodically fallen by 10% or more over a five-day period. Previous performance is no guarantee of future results; any index may display more or less volatility in the future.

Hong Kong Real Estate Companies

    The Hang Seng Index is heavily weighted in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the credit quality of the particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, the supply of land for construction made available by the Hong Kong government, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

    Recently, in the wake of Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in China, including Beijing, the Chinese capital. By 1992, however, some of the major development areas in China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Speculative activities have abated and rentals have also suffered in the subdued property market. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of the Portfolio. Hong Kong real estate companies also could be materially adversely affected by other factors, including those discussed below (see "Additional Hong Kong Risk Factors" below).

Additional Hong Kong Risk Factors

    MOST FAVORED NATION STATUS. China (like most other nations) currently enjoys a most favored nation status ("MFN Status") from the United States, which is subject to annual review by the President of the United States. Revocation of the MFN Status would have a severe effect on China's trade and thus could have a materially adverse effect on the value of the Portfolio.

    OTHER ECONOMIC FACTORS. Hong Kong is subject to a relatively high inflation rate. Any downturn in economic growth or increase in the rate of inflation in Hong Kong could have a materially adverse effect on the value of the Portfolio. In addition, risks resulting from the $US/$HK pegging or their de-pegging could have an adverse effect on the value of the Portfolio. Because of Hong Kong's vulnerability as a small territory with an open nature, the Hong Kong government often struggles in its attempt to protect the economy from external influences. Due to strong economic ties that have developed since 1978, the economy is particularly affected by factors in China. The performance of certain companies listed on the Hong Kong Exchange is linked to the economic climate of China. Any downturn in economic growth or increase in the rate of inflation in China could have a materially adverse effect on the value of the Portfolio.

Possible Lack of Market

    We can give no assurance that a market will be made for any of the Securities, that any market for the Securities will continue or that the Securities in any markets made will be liquid. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold in connection with redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Deferred Sales Charge

    On each Deferred Sales Charge Payment Date, the Trust will sell Securities pro rata in an amount equal to $4.00 per 100 Units to pay the Deferred Sales Charge. The Trust will distribute the proceeds of the sale to the Sponsor. As the Trust sells Securities to pay the Deferred Sales Charge a Unit Holder's assets will be reduced and income per Unit may be reduced.

Reimbursement Costs

    The Securities intended to be used to reimburse the Sponsor for the Trust's organization costs may decrease in value during the initial offering period. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the organization costs, the Trustee will sell additional Securities to allow the full reimbursement of the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold.

                      UNIT CREATION--DEPOSIT OF SECURITIES

    On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities. The Securities were deposited at prices equal to their market value as determined by the Trustee. The Sponsor may also deposit cash or a letter of credit and instruct the Trustee to purchase Securities. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the units comprising the entire ownership of the Trust.

    Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities". The original proportionate relationships are subject to adjustment under certain limited circumstances. See: "Administration of the Trust--Portfolio Supervision". Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit or cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits made in the 90 day period following the creation of the Trust will consist of Securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately prior to that deposit.

    Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security.

    The Trustee may hold any cash deposited with instructions to purchase Securities in an interest-bearing account. Any interest earned on such cash will be the property of the Trust. Unit Holders will receive, as a distribution on the earlier of (1) the first Distribution Date or (2) 90 days after the Initial Date of Deposit:

    - any cash deposited with instruction to purchase Securities that is not used to purchase Securities, and

    - any interest not used to pay Trust expenses.

    The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Trust may purchase Securities at the closing price as of the Evaluation Time. To do so, the Trust may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. Such trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information". The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of such Securities.

    This prospectus may be used to continuously offer Additional Units for sale to the public. Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create Additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. However, the Sponsor will accept indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness according to the order in which the Sponsor receives the indications of interest.

    On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Afterwards, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement. Only the Trustee can redeem Units. You can tender your Units to the Trustee for redemption, sell them to the Sponsor if the Sponsor is willing to buy the Units or hold them until the Trust terminates.

                            TAX STATUS OF THE TRUST

    As used in this prospectus, "U.S. Holder" means a Unit Holder that is for United States federal income tax purposes a resident of the United States or a United States domestic corporation. A partnership, estate or trust is a U.S. Holder if its income is subject to tax in the United States as a resident.

UNITED STATES TAXATION

    In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

    The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

    Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the Initial Sales Charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the total cost for such Units, including the Initial Sales Charge, among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.


    The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. The relevant tax reporting forms sent to a Unit Holder will also reflect the actual amounts paid to him, which will have been reduced by the Deferred Sales Charge and the charge for organizational expenses. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge and the charge for organizational expenses.



    You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives the dividends including the portion of the dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, these dividends on the U.S. Securities will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock directly. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for his pro rata share of fees and expenses paid by the Trust as if he paid these fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceeds 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

    The amount of the dividend payment will be its U.S. dollar value based on the exchange rate in effect on the date the dividend payment is received by the Trust. Dividends considered to have been received by a Unit Holder from Foreign Securities will not qualify for the dividends-received deduction for corporate Unit Holders because the dividends-received deduction is generally only available for dividends received from domestic corporations.

    As stated below under "United Kingdom Taxation," it is unclear whether in practice U.S. Holders will be able to obtain directly Treaty Payments (also described below) to which they are entitled under the U.S./U.K. income tax treaty (the "Treaty"). However, the Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Holders of the Trust and distribute those payments to Unit Holders. To the extent the Trustee obtains Treaty Payments, U.S. Holders will report as gross income earned their pro rata share of dividends received by the Trust as well as the amount of the associated tax credit (described below). Such Holders will be entitled to either a foreign tax credit or deduction for the U.K. tax withheld on such refund, subject to applicable limitations on such credit or deduction under the Code.

    Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for these Securities will be equal to your basis for the same Securities, previously represented by your Units, before this distribution. The holding period for these Securities will include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of these Securities in a taxable transfer.


    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.



    In connection with the In-Kind Rollover Option set forth under "Termination-In-Kind Rollover Option", you will not be taxed upon the receipt in kind from the Terminating Trust and the deposit in the New Trust of the Duplicated Stocks. Your basis in these Duplicated Stocks will be your basis in these Duplicated Stocks prior to the distribution from the Terminating Trust. The holding period of these Duplicated Stocks will include the period during which you held the Units. To the extent the Agent sells Securities received in kind on your behalf, you will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer. Your basis in non-Duplicated Stocks will equal the purchase price paid by the Agent.



    If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of that excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of that difference. However, if the Trustee reinvests proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may not allow that loss for the underlying securities in each trust which are substantially identical if the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security.



    Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year is subject to a maximum nominal tax rate of 20%. That capital gain may, however, result in a disallowance of itemized deductions and/ or affect a personal exemption phase-out. The capital gain rate of 20% will be unavailable to you for those Securities which you have held for less than a year and a day at the time of sale. This includes sales occasioned by mandatory or early termination of the Trust or the exchange or rollover of Units.


    From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

    Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on U.S. source dividend distributions.

UNITED KINGDOM TAXATION

    In the opinion of Slaughter and May, special U.K. counsel to the Sponsor, based on the terms of the Trust as described in the Prospectus, the following summary accurately describes some of the U.K. tax consequences to U.S. Holders of Units of the Trust. This summary is based upon current U.K. law and Inland Revenue practice, the Treaty and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty"). The summary is a general guide only and is subject to any changes in U.K. law, or practice, and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may retroactively affect the tax consequences described in this Prospectus.

    TAXATION OF DIVIDENDS--Subject to the comments in the following paragraphs, prior to April 6, 1999 if a U.K. resident received a dividend from a U.K. corporation, that resident was generally entitled to a tax credit (equal to one quarter of the cash dividend received), which could be offset against that resident's U.K. taxes, or, in certain circumstances, repaid. However, under the provisions of the Finance (No. 2) Act 1997 changes have been made to the taxation of dividends paid on or after April 6, 1999 but the effective tax charge imposed on an individual resident in the United Kingdom who receives a dividend from a UK corporation has not changed unless that individual's liability to income tax on the total of the dividend and the tax credit is less than the tax credit. After April 6, 1999 an individual will not be able to claim payment of the excess.

    Under the Treaty, a U.S. Holder who holds shares in a U.K. corporation directly may, in appropriate circumstances, be entitled to a repayment of that tax credit, but that repayment is subject to withholding tax at the rate of 15% of the sum of the cash dividend and the credit (the net amount, a "Treaty Payment"). It is unclear, however, whether a U.S. Holder who holds shares in a U.K. corporation indirectly through a trust, such as the Trust, would also be entitled to a Treaty Payment where the dividend payments are made directly to the Trust. Any claim for such a Treaty Payment would have to be supported by evidence of each U.S. Holder's entitlement to the relevant dividend and credit. It is therefore uncertain whether U.S. Holders would in practice be able to secure the benefit of the Treaty and obtain Treaty Payments directly from the U.K. Inland Revenue. While no formal procedure exists generally for trusts to claim Treaty Payments on behalf of unitholders, the Inland Revenue have confirmed a special procedure whereby they will allow the Trustee to claim Treaty Payments on behalf of the U.S. Holders of the Trust (treating the Trust, instead of the U.S. Holders, as the beneficiary of the dividend). This concessionary treatment will enable U.S. Holders to benefit from Treaty Payments without having to file individual claims with the Inland Revenue and will avoid the uncertainty of whether in practice a U.S. Holder could obtain a Treaty Payment. U.S. Holders should note that the reduction in the rate of tax credit from April 6, 1999 will mean that most shareholders who are entitled to claim payment of tax credits pursuant to double taxation conventions will not be able to obtain payment of tax credits.

    Under the provisions of the Finance Act 1994, after July 1, 1994 a U.K. company could elect to pay a "foreign income dividend" rather than an ordinary dividend. If a company whose shares were held in the Portfolio of the Trust paid a foreign income dividend, no tax credit would be attributable to it and, therefore, no Treaty Payment could be claimed. However, under the provisions of the Finance (No. 2) Act 1997 a UK company will not be able to elect for any dividend paid on or after April 6, 1999 to be treated as a foreign income dividend.

    TAXATION OF CAPITAL GAINS--U.S. Holders who are not resident or ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless those units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of that branch or agency.

    U.K. INHERITANCE TAX--An individual Holder who resides in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will not generally be subject to U.K. inheritance tax in respect of Units in the Trust on the individual's death or on a gift of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

    For the U.S. tax consequences to U.S. Holders, see "United States Taxation." The taxation of non-U.S. Holders in the U.K. and in their own countries of residence as a result of their ownership, sale, exchange or other disposition of Units of the Trust will be governed by the relevant treaties, if any, between the countries of residence of those non-U.S. Holders and the U.K. and by the internal tax laws of those countries. The foregoing discussion is based on the laws of the United Kingdom in effect on the date of this prospectus. Furthermore, the foregoing discussion addresses only the United Kingdom tax consequences to holders of Units in the Trust. You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

HONG KONG TAXATION

    In the opinion of Slaughter and May, special Hong Kong counsel to the Sponsor, the following summary accurately describes the Hong Kong tax consequences under existing law to all Holders of Units of the Trust. This discussion is for general purposes only and assumes that the Holder is not resident or ordinarily resident in Hong Kong or carrying on a trade, profession or business in Hong Kong and has no profits arising in or derived from Hong Kong as a result of carrying on such trade, profession or business. Holders should consult their tax advisors as to the Hong Kong tax consequences of ownership of the Units of the Trust applicable to their particular circumstances.

    The discussion also assumes that, for taxation purposes, the Trustee is not a Hong Kong resident but is a United States resident; the Trust does not carry on a trade, profession or business in Hong Kong and the general administration of the Trust (including portfolio management) will be carried out only in the United States; and no Units are registered in a register kept in Hong Kong by or on behalf of the Trustee.

    TAXATION OF DIVIDENDS--Amounts in respect of dividends paid by corporations listed on the Hong Kong Exchange to the Trust are not chargeable to tax in Hong Kong under current legislation and practice and therefore will not be subject to the deduction of any withholding tax.

    PROFITS TAX--A Holder of Units of the Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the redemption or other disposal of such Units.

    ESTATE DUTY--Ownership of Units of the Trust will not give rise to a liability to Hong Kong estate duty.

    HONG KONG STAMP DUTY--No Hong Kong stamp duty will be payable in respect of transactions in Units of the Trust.

    The foregoing discussion addresses only the Hong Kong tax consequences to Holders of Units in the Trust. For the U.S. income tax consequences, see "United States Taxation." The taxation of Unit Holders by other countries, including their respective countries of residence, as a result of their ownership, sale, exchange or other disposition of Units in the Trust will be governed by the tax laws of such countries.

    You should consult your tax advisor about how the above general information applies to your own personal situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Units, you should consult your tax advisor about the tax consequences of any action.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from:

    - the Sponsor

    - other brokerage firms

    - other financial institutions.

    Fees and charges for these plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate U.S. dollar market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and then divided by the number of Units outstanding. The sales charge shown in "Summary of Essential Information" is added to the net asset value per Unit. The Sponsor may add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units.

    After the Initial Date of Deposit, the Sponsor will include in the Public Offering Price a proportionate share of cash amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units.

    The Income Account is maintained by the Trustee to hold the income from the Securities received by the Trust. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if that stock were to receive a dividend. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Initial Date of Deposit, set forth in the "Summary of Essential Information", in accordance with:

    - fluctuations in the aggregate market value of the Securities,

    - the amount of available cash on hand in the Trust, and

    - the amount of Trust fees and expenses.

    A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will receive the estimated organization costs as of the close of the initial offering period. See "Expenses and Charges--Organization Costs."

    As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Redemption--Computation of Redemption Price". If there are no reported prices, the Trustee takes into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected after the last preceding determination.

    The aggregate U.S. dollar market value of the Securities is determined on each business day by the Trustee based on closing prices and relevant currency exchange rates on the day the valuation is made or, if there are no such reported prices or if certain events or announcements have occurred, by taking into account the same factors referred to under "Redemption--Computation of Redemption Price", except that the relevant exchange rate used for determining the value of Securities in foreign currency may include the cost of any forward contract to purchase the relevant currency. The term business day, as used herein and under "Redemption", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. Determinations are effective for transactions effected subsequent to the last preceding determination.

SALES CHARGES

    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. To compute the Initial Sales Charge, deduct the Deferred Sales Charge of $20.00 per 100 Units from the total sales charge. The Initial Sales Charge that a Unit Holder pays may be more or less than the Initial Sales Charge on the Initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit. The Deferred Sales Charge will initially be $20.00 per 100 Units but will decline each month by one fifth. The Deferred Sales Charge will be paid through monthly payments of $4.00 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date shown on the Summary of Essential Information. The Deferred Sales Charge will be paid with money acquired through the sale of Securities on each Deferred Sales Charge Payment Date or distribution of cash available for payment. To the extent that the entire Deferred Sales Charge relating to your Units has not been paid at the time of repurchase, redemption or exchange of the Units, we will deduct any unpaid amount from the sale, redemption or exchange proceeds or in calculating an in-kind distribution.

    For purchases of Units with a value of $25,000 or more, we will reduce the Initial Sales Charge on a graduated basis as shown below under "Volume Discount". Unit Holders investing the proceeds of distribution from a previous terminating Series of Morgan Stanley Dean Witter Select Equity Trust, upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. If you acquire Units of the Trust in an exchange of units of a different unit investment trust you will not have to pay an initial sales charge at the time of the exchange. However, these acquired Units will be subject to the Deferred Sales Charge.

PUBLIC DISTRIBUTION


    The Sponsor directly and through dealers will distribute to the public, at the Public Offering Price determined as provided above, Units issued on the Initial Date of Deposit and Additional Units issued in additional deposits of Securities. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus, at the then current Public Offering Price determined as provided above.


    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. The Sponsor will sell Units to dealers during the initial offering period at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made according to distribution arrangements with certain banks and/or other entities. These banks and entities are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks or entities in an amount equal to the amount customarily received by an agent for acting in this capacity in connection with the purchase of Units. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET

    While not obligated to do so, the Sponsor presently intends to maintain, at its expense, a secondary market for Units of this series of the Morgan Stanley Dean Witter Select Equity Trust. The Sponsor also presently intends to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price by adding:

    - the aggregate value of the Securities in the Trust, and

    - any cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money required to redeem tendered Units and cash the Sponsor deposited to purchase Securities or cash held in the Reserve Account

    - less expenses of the Trust, (includes Trustee fee, Sponsor fee, counsel's expenses and taxes, if any), and

    - less any remaining unpaid portion of the Deferred Sales Charge, and

    - less cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation and then dividing the result by the number of Units outstanding, as of the date of such computation.

    In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The only sales charge incurred when a Unit Holder sells Units back to the Sponsor is the payment of the unpaid portion of the Deferred Sales Charge. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then-current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of these Units.

    The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. In this event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of this difference on the Initial Date of Deposit, see "Schedule of Portfolio Securities". The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for the purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

    The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will decline as shown on the following graduated scale for sales of at least $25,000 to any person during the Initial Offering Period. The sales charge in the secondary market, which will decline as shown on the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The following scale assumes a Public Offering Price of $1,000.00 per 100 units:

                                                                      SALES CHARGE
                                                       -------------------------------------------
                                                                                   PERCENT OF
                                                            PERCENT OF         THE AMOUNT INVESTED
                                                       PUBLIC OFFERING PRICE      IN SECURITIES
                                                       ---------------------   -------------------
Less than $25,000....................................         2.90 %                  2.926%
$25,000 to $49,999...................................         2.75                    2.775
$50,000 to $99,999...................................         2.50                    2.523
$100,000 to $249,999.................................         2.25                    2.270
$250,000 to $999,999.................................         2.00                    2.018
$1,000,000 or more...................................         1.00                    1.009

    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation, other than a dealer, in the amounts stated above. For purchases of $250,000.00 or more, the sales charge consists solely of a deferred sales charge of $20.00 per 100 Units for a purchase of $250,000.00 to $999,999.99 and adjusted to total $10.00 per 100 Units for a purchase of $1,000,000.00 or more.

    Units held in the name of your spouse or in the name of your child under age 21 are deemed for the purposes of the volume discount to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

    The dealer concession will be 70% of the sales charge per Unit.

                                   REDEMPTION

RIGHT OF REDEMPTION

    You may redeem one or more of your Units at the Redemption Price upon delivery of a request for redemption to the Trustee at its unit investment trust office in the City of New York, in form satisfactory to the Trustee. You may tender Units for redemption at any time after the settlement date for purchase. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when you tender your Units to the Trustee for redemption other than for the payment of any Deferred Sales Charge then due. The London Stock Exchange and the Hong Kong Exchange are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Securities will continue to trade on those days and thus the value of the Portfolio may be significantly affected on days when a Unit Holder cannot sell or redeem Units.

    On the third business day following the tender to the Trustee of Units to be redeemed, you will be entitled to receive cash per Unit equal to the Redemption Price per Unit. The Trustee will determine the Redemption Price as of the Evaluation Time on the date of tender. The Evaluation Time is the close of the market, generally 4:00 PM New York time.

    The "date of tender" is the date on which the Trustee receives Units. However, for Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading. These Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following that presentation.

REDEMPTION PROCEDURES

    In connection with each redemption the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (1) or (2) below.

    (1) The Trustee will redeem Units solely in cash for any one Unit Holder tendering less than 25,000 Units. If you request redemption of at least 25,000 Units, the Sponsor may determine, at its discretion, to direct the Trustee to redeem Units "in kind" by distributing Portfolio Securities to you. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. If you redeem Units "in kind" you will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined at the Evaluation Time next following the tender as set forth in this Prospectus under "Computation of Redemption Price" below. The Trustee will hold the distribution "in kind" for redemption of Units for your account, and for disposition in accordance with your instructions. You will be entitled to receive (1) whole shares of each of the underlying Portfolio Securities, plus (2) cash equal to your pro rata share of the cash balance of the Income and Principal Accounts and (3) cash from the Principal Account equal to the fractional shares to which you are entitled. The Trustee, in connection with implementing the redemption "in kind" procedures outlined above, may make any adjustments necessary to reflect differences between (1) the Redemption Price of Units and (2) the value of the Securities distributed "in kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to you, the Trustee may sell Securities in the Trust Portfolio in the manner discussed below. If you receive redemption distributions of Securities "in kind" you may incur brokerage costs and odd-lot charges in converting those Securities into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in kind" according to its usual practice.

    The portion of the Redemption Price which represents your interest in the Income Account will be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be drawn from the Principal Account to the extent that funds are available for that purpose. The Agreement authorizes the Trustee to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size of the Trust will decline. These sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid. The price difference will depend on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for payment of Units redeemed. These excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    The Sponsor will supply to the Trustee a list of Securities to sell for purposes of redeeming Units. If the Sponsor does not instruct the Trustee, the Trustee will select the Securities to sell so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

    (2) The Trustee will redeem Units in kind by an in kind distribution to The Bank of New York as the Distribution Agent. You will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In kind distributions to Unit Holders will take the form of whole shares of Securities. The Distribution Agent will distribute cash in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will total an amount equal to the Redemption Price per Unit.

    The Distribution Agent shall hold distributions in kind upon the redemption of Units. You shall be deemed to have designated the Distribution Agent as your agent upon purchase of a Unit, for your account, and for disposition in accordance with your instructions as follows:

    (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon as possible afterwards. The Distribution Agent shall then remit to you, within seven calendar days, the net proceeds of the sale, after deducting brokerage commissions and transfer taxes on the sale. However, you may request a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

    (ii) If you request distribution in kind and tender more than 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the above information. The Distribution Agent shall then distribute (1) the net cash proceeds plus (2) any other distributable cash to you together with
(3) certificates or book-entry credit to your account at the Sponsor of each of the whole shares of Securities comprising the In Kind Distribution.

    The 25,000 Unit threshold will not apply to redemptions in kind in connection with a rollover or on an In-Kind Distribution Date in connection with the termination of the Trust.

    The portion of the Redemption Price which represents your interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, will be withdrawn from the Principal Account to the extent that funds are available for that purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price you receive may be more or less than the purchase price you originally paid, depending on the value of the Securities in the Portfolio at the time of redemption.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above:

    - semiannually, on the last Business Day of each of the months of June and December,

    - on the day on which you tender any Unit of the Trust for redemption, unless you tender after the Evaluation Time on such day. In this case tender shall be considered to have been made on the next day on which the New York Stock Exchange is open for trading.

    - on any other Business Day desired by the Sponsor or the Trustee.

I. To determine the Trust Evaluation per Unit, add:

    (1) The aggregate value of Securities in the Trust, as the Trustee determines,

    (2) Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account,

    (3) All other assets of the Trust,

II. Then deduct from the resulting figure:

    (1) amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account,

    (2) amounts representing estimated accrued fees and expenses of the Trust, including legal and auditing expenses,

    (3) amounts representing unpaid fees of the Trustee, the Sponsor and counsel,

    (4) any remaining unpaid portion of the Deferred Sales Charge, and

    (5) cash held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation on the days or dates set forth above;

III. Divide the result of the above computation by the total number of Units outstanding on the date of this Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the estimated costs of liquidating the Securities to meet the redemption.

    The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

    - If the Securities are listed on one or more national securities exchanges, the Trustee shall base its valuation on the closing price on the exchange which is the principal market for these securities. The exchange shall be the New York Stock Exchange if the Securities are listed there, unless the Trustee deems that price inappropriate as a basis for valuation.

    - If the Securities are not listed, or, if listed, if their principal market is a different exchange or there is no closing price on that exchange, the Trustee shall base such valuation on the closing price in the over-the-counter market, unless the Trustee deems that price an inappropriate basis for valuation.

    If there is no closing price, the Trustee shall use any of the following methods which it deems appropriate:

    - on the basis of current bid prices of the Securities obtained from investment dealers or brokers, including the Sponsor, who customarily deal in securities comparable to those held by the Trust, or

    - if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, or

    - by appraisal of the value of the Securities on the bid side of the market or by another appraisal method which the Trustee deems appropriate, or

    - by any combination of the above.

    The valuation of a Foreign Security may take into consideration events or announcements occurring after the close of the related foreign securities exchange and prior to the Evaluation Time which could have a material effect on the value of a Security. The relevant exchange rate used for evaluations of the Securities will include the cost of any forward foreign exchange contract in the relevant currency to correspond to the Trustee's settlement requirements for redemption requests.

POSTPONEMENT OF REDEMPTION

    Your right of redemption may be suspended and the payment of the Redemption Price per Unit to you may be postponed for more than seven calendar days following a tender of Units for redemption

    - for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or

    - for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or

    - for any other periods that the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any suspension or postponement of this kind.

                                EXCHANGE OPTION

    Unit Holders of any Morgan Stanley Dean Witter Select Trust or any holders of units of any other unit investment trust may elect to exchange any or all of their units for Units of one or more of any series of the Morgan Stanley Dean Witter Select Equity Trust that may from time to time be made available for such exchange by the Sponsor, called the "Exchange Trusts".

    An exchange of this kind is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on reduced sales charges per unit. The purpose of these reduced sales charge is to permit the Sponsor to pass on the cost savings resulting from such exchange to a Holder who wishes to exchange units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option.

    Each Exchange Trust has different investment objectives. You should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective before you exercise this option.

    This option will be available provided that (1) the Sponsor maintains a secondary market in units of the applicable Exchange Trust and (2) units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which you are a resident. While the Sponsor presently intends to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, we do not promise that a market for units will in fact exist on any given date in which you wish to sell or exchange Units, and we do not promise that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. The Sponsor will give sixty days notice before the date of the termination of or a material amendment to the Exchange Option. However, the Sponsor will not have to give notice in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to you at the time you wish to exercise that option, we will immediately notify you and we will not take any action with respect to your tendered Units without further instruction from you.

    You may make exchanges in whole units only. We will return any excess proceeds from the surrender of your Units. Alternatively, you may make up any difference between (1) the amount representing the Units being submitted for exchange and (2) the amount representing the units being acquired up to the next highest number of whole units. The full value of the Units, including any make-up amount, will be subject to a sales charge.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize a gain or loss at the time of exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon that exchange. The IRS may seek to disallow the loss to the extent that (1) the underlying securities in each Trust are substantially identical and (2) the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, you may notify the Sponsor that you wish to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The Sponsor will deposit the proceeds of the Units surrendered in your brokerage account with the Sponsor. You may withdraw the proceeds at any time. You may use cash from the account to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. You may revoke the order to purchase by calling your financial advisor at any time before the purchase on the thirty-first day.

    The Sponsor will purchase units at a price based upon the value of the Trust per unit plus the applicable sales charge of 2.0%. However, we do not promise that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter. The Sponsor will sell these units based on the value of the Trust per unit on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If the Sponsor does not hold units in its inventory on the thirty-first day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, the Sponsor will not purchase units of the Exchange Trust and the cash will remain in your account. If you exchange Units of one Trust for units of another Trust, you should consult your tax advisor regarding the extent to which that exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, you should notify the Sponsor of your desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, we will deduct any Deferred Sales Charge balance from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are available for sale at that time, you may select the series or group of series for which the Units are to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction. Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. We will sell units of the Exchange Trust to you at a price equal to:

    - the net asset value based on the offering or bid side evaluation, as applicable, per unit of the securities in the Exchange Trust's Portfolio, plus

    - accrued interest, if any, and

    - the applicable sales charge of 2.0% of the Public Offering Price per Unit.

    If the Exchange Trust is a series of Morgan Stanley Dean Witter Select Equity Trust, the applicable sales charge on that Trust will be the Deferred Sales Charge of that Trust. The Deferred Sales Charge may be more or less than 2.0% of the Public Offering Price.

                              REINVESTMENT PROGRAM

    You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. You may participate in the Trust's reinvestment program by filing a written notice of election with the Trustee. The Trustee must receive your completed notice of election to participate in the Program at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect for that distribution. You may modify or revoke elections on similar notice.

    The Trustee will use these distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

    (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of these Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

    (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for these new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units--Public Offering Price". The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or created at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at that price, the Trustee will distribute that cash to Unit Holders. The Trust will bear the cost of administering the reinvestment program. Thus all Unit Holders will indirectly bear that cost.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement. A Unit Holder is vested with all right, title and interest in that Trust. As a Unit Holder, you may tender your Units to the Trustee for redemption at any time.

    You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust. Death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    Neither you nor any other Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. See "Administration of the Trust--Amendment" and "Administration of the Trust--Termination". Unit Holders shall have no right to control the operation or administration of the Trust in any manner. The only time you will have that right is upon the vote of 51% of the Units outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement. However, no Unit Holder shall ever be under any liability to any third party for any action that the Trustee or Sponsor takes. You will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust. The Trustee will vote these Securities in accordance with the instructions of the Sponsor, if given. Otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

    The Summary of Essential Information in Part A lists the estimated annual Trust expenses. If actual expenses exceed the estimated amounts, the Trust will bear the excess.

ORGANIZATION COSTS

    You and the other Unit Holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

    - the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust

    - Federal and State registration fees and costs

    - the initial fees and expenses of the Trustee

    - legal and auditing expenses.

    The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Morgan Stanley Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying those services in that year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". The Trust bears its regular expenses, including mailing and printing expenses.

    The Sponsor's fee, the Trustee's fees and the Trust's expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available, and thereafter from the Principal Account. Any of these fees may increase without your approval or the approval of the other Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

    - fees of the Trustee for extraordinary services

    - expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated

    - various governmental charges

    - expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of you and the other Unit Holders

    - indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without gross negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties

    - indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties

    - expenditures incurred in contacting Unit Holders upon termination of the Trust, and

    - brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

PAYMENT

    The fees and expenses set forth in this Prospectus are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay these amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. These sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS

    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 101 Barclay Street, New York, New York 10286. Unit Holders may inspect these records and accounts at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of the Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services.

DISTRIBUTION

    The Record Dates and the Distribution Dates are set forth in Part A of this prospectus. See "Summary of Essential Information". The distributions will be an amount equal to:

    - the Unit Holder's pro rata portion of the amount of dividend income received by the Trust, plus

    - proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

    - the Trustee's fees and expenses and less the Sponsor's portfolio supervision fees.

    Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor holds will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

    The Trustee credits dividends payable to the Trust as a holder of record of its Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including

(1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the following to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. The distribution shall consist of:

    - an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

    - your pro rata share of the distributable cash balance of the Principal Account.

    The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following their receipt. The Trustee does not need to make a distribution from the Principal Account if its balance is less than $1.00 per 100 Units outstanding. The Trustee may create a Reserve Account by withdrawing from the Income or Principal Accounts, from time to time, amounts it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding these funds, which are interest-bearing to it.

    On each Deferred Sales Charge Payment Date the Trustee will sell Securities pro rata in an amount equal to $4.00 per 100 Units. The Trustee will use the money it obtains to pay the Deferred Sales Charge and will distribute the proceeds to the Sponsor.

    The Trustee will follow a policy of placing securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. The Trustee generally makes transactions in Securities held in the Trust in brokerage transactions, as distinguished from principal transactions. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider statistical and research information furnished to it by any of the securities dealers through which the Trustee executes transactions.

PORTFOLIO SUPERVISION

    The Trustee will adjust the original proportionate relationship between the number of shares of each Security in the Trust to reflect:

    - the occurrence of a stock dividend

    - a stock split

    - a merger

    - a reorganization, or

    - a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of that issuer at the time of that event.

    If the Trust receives the securities of another issuer as the result of
(1) a merger or reorganization, (2) a spin-off, (3) a split-off or (4) a split-up of the issuer of a Security included in the original portfolio, the Trust may:

    - hold those securities as if they were one of the Securities initially deposited and

    - adjust the proportionate relationship accordingly for all subsequent deposits.

    The Sponsor or the Trustee does not "manage" the Portfolio of the Trust. Only the provisions of the Indenture and Agreement govern their activities described below. The Sponsor may direct the Trustee to dispose of Securities upon:

    - failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends

    - institution of certain materially adverse legal proceedings

    - default under certain documents materially and adversely affecting future declaration or payment of dividends, or

    - the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of those Securities in the Trust detrimental to the interests of the Unit Holders.

    The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and those deposited in order to create Additional Units, is prohibited. The Indenture authorizes the Sponsor to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments. The Sponsor will select these instruments, which will include only
(1) negotiable certificates of deposit or (2) time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets. However, the Trust may hold certificates of deposit or time deposits of smaller domestic banks provided the deposit does not exceed the insurance coverage on the instrument, which currently is $100,000. Also, the Trust's aggregate holding of certificates of deposit or time deposits that the Trustee issued may not exceed the insurance coverage of those obligations. U.S. Treasury notes or bills, which the Trust shall hold until their maturity, must mature prior to the earlier of the next following Distribution Date or 90 days after receipt. The Trust shall distribute the principal and interest of each Treasury note or bill, to the extent that interest is not used to pay Trust expenses, on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform any other reviews and procedures as it deems necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, that the Indenture and Agreement require. The Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information" for (1) performing the administrative services in making those recommendations and (2) giving those consents and directions, and
(3) making the reviews called for.

VOTING OF THE PORTFOLIO SECURITIES

    The Indenture and Agreement states that the Trustee will exercise voting rights with respect to the Portfolio Securities and Replacement Securities, if any, in accordance with the Indenture or the directions that the Sponsor gives.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities. The statement shall express proceeds in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during that calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

    - the amount of income received on the Securities;

    - the amount paid for redemption of Units;

    - the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

    - the deductions of portions of the Deferred Sales Charge;

    - the amounts distributed from the Income Account;

    - any other amount credited to or deducted from the Income Account; and

    - the net amount remaining after those payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of that calendar year.

        2.  The following information:

    - a list of the Securities as of the last business day of that calendar year;

    - the number of Units outstanding as of the last business day of that calendar year;

    - the Unit Value (as defined in the Agreement) based on the last Evaluation made during that calendar year; and

    - the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for those distributions.

AMENDMENT

    The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

    - to cure any ambiguity or to correct or supplement any provision contained in the Indenture and Agreement which may be defective or inconsistent with any other provision;

    - to change any provision in the Indenture and Agreement as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require; or

    - to make another provision in regard to matters or questions arising in the Indenture and Agreement as shall not adversely affect the interest of the Unit Holders.

    The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive may any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or any lesser amount that may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent,
(2) permit the deposit or acquisition of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The Indenture and Agreement provides that the Trust will be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of that period. Additionally, if the value of the Trust as shown by any Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Initial Date of Deposit and acquired afterwards, the Trustee will, if the Sponsor directs in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive final distributions according to their Election Instructions. Final distributions are the Unit Holders pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind"; or (3) investment of the distributions attributable to your Units in units of a subsequent new series of the Morgan Stanley Dean Witter Select Equity Trust (the "New Series") as the Sponsor designates if the New Series is offered at that time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be considered to have elected a cash distribution.

    CASH OR "IN-KIND" DISTRIBUTIONS. Unit Holders who hold Units at termination will receive distributions from their Units in cash. Unitholders may, however, indicate to the Trustee that they wish to receive termination distributions "in-kind". To do so, return to the Trustee properly completed Election Instructions, which the Trustee distributed to Unit Holders of record 45 days prior to the Termination Date. You do not need any minimum number of Units to elect an in-kind distribution. The Trustee will duly honor any election instructions that it receives on or before the In-Kind Distribution Date. You will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which you are entitled. If you receive distributions of Securities "in-kind", you may incur brokerage and odd-lot costs in converting those Securities into cash. The Trustee will transfer the Securities to be delivered in-kind to your account and for disposition in accordance with your instructions.

    NON IN-KIND ROLLOVER OPTION. You may elect to invest the distributions attributable to your Units in units of a New Series subject only to the deferred sales charge on the units of the New Series. We expect that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus. We also expect that similar options to invest in a subsequent series of the Trust will be exercisable for termination distributions from each New Series of the trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. We will treat your election to exercise this option as an indication of interest only. At any time prior to your purchase of units of a New Series, you may change your investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    IN-KIND ROLLOVER OPTION. The Sponsor may offer Unit Holders the ability to "roll over" their Units of the Trust for units of a subsequent series as set forth below. If this feature is offered, the following structure will be implemented for those rollovers. Although the Sponsor may offer Unit Holders this additional termination alternative, the Sponsor reserves the right in its sole discretion to decline to offer this alternative for any reason. If the Sponsor determines to offer this alternative, it will notify Unit Holders, who will then notify the Sponsor whether they wish to participate. This rollover will occur at least 30 days before, but not more than 65 days before, the scheduled termination of the Terminating Trust.

    If you wish to reinvest your interest in Units of the Trust in units of a newly created series of Morgan Stanley Dean Witter Select Equity Trust, Select Global 30 Portfolio, you may do so by so advising your account executive. This exchange will be effected by an in-kind redemption from the Terminating Trust and subsequent in-kind deposit with the Trustee of the New Trust, as follows:

    The Bank of New York will act as agent on your behalf in connection with the creation of a unit of the New Trust. The Agent will deposit the number and types of securities constituting a unit of the New Trust in kind in the New Trust. Certain stocks contained in the Terminating Trust are likely to be included in the portfolio of the New Trust. A Unit Holder in the Terminating Trust who elects to receive his interest in the Terminating Trust in-kind and who wishes to purchase units in the New Trust by an in-kind contribution to the New Trust would direct the Agent to carry out the transactions necessary to consummate the in-kind deposit. The Agent would have the authorization to receive your in-kind distribution from the Terminating Trust and to assemble and deposit, on your behalf, the package of stocks needed to make up a unit in the New Trust. This assembly and deposit would include an in-kind contribution to the New Trust of an appropriate amount of your interest in Duplicated Stocks. The Agent would sell securities distributed in-kind from the Terminating Trust not required to make up a unit in the New Trust. The Agent would utilize the cash proceeds of each sale to purchase the stocks, other than the Duplicated Stocks, necessary to constitute a unit of the New Trust. The proceeds of these sales will be reduced and the cost of these purchases will increase by any applicable brokerage commissions. If additional cash is necessary to purchase stocks, you would pay that cash to the Agent. You would receive any cash not used to make up a unit in the New Trust. The Agent will sell fractional interests received from the Terminating Trust. The Agent will use the cash proceeds of that sale to purchase securities for deposit in the New Trust. If the Agent does not use the proceeds for those purposes, the Agent will distribute them to you. Upon receipt of the in-kind deposit, the Trustee will issue the appropriate number of units in the New Trust to the Unit Holder on whose behalf the Agent acted. If you acquire units pursuant to an in-kind deposit into a New Trust from a Terminating Trust, you will not be subject to an Initial Sales Charge on those units. You will be subject only to a Deferred Sales Charge.

    We will also offer the ability to purchase units of the New Trust by the deposit of securities in-kind to persons who were not Unit Holders in a Terminating Trust. Any such person may contribute whole shares in-kind to a New Trust. He will be required to pay the Initial Sales Charge to the Sponsor in connection with the in-kind purchase of Units. These units will be subject to a Deferred Sales Charge.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture. The Indenture provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". The Trustee will deposit proceeds of these sales into the Trust. The Trustee will hold those proceeds in a non-interest bearing account to Unit Holders until distributed, and the Trustee will receive benefit from such proceeds. The sales of Portfolio Securities may tend to depress the market prices for these Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that these procedures will effectively mitigate any adverse price consequences of heavy volume trading or that these procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    After (1) deducting brokerage charges and costs incurred in connection with the sale of Securities and fees and expenses of the Trust and (2) paying into the Reserve Account any amount required for taxes or other governmental charges that may be payable by the Trust, the Trustee will distribute to each Unit Holder after due notice of termination of the Trust, the Unit Holder's pro rata share of the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if that sale were not required at that time. For this reason, among others, the amount you may realize upon termination may be less than the amount you paid for Units.

    Section 17(a) of the Investment Company Act of 1940 restricts purchases and sales between affiliates of registered investment companies and those companies. Pursuant to an exemptive order, each terminating Select Global 30 Portfolio Series can now sell securities to the next Series if those securities continue to meet the Select Global 30 Strategy by remaining among the ten highest dividend-yielding securities. The exemption will enable each Series to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the securities are principally traded, as certified and confirmed by the Trustee of each Series.

    The Division of Investment Management of the SEC believes that the rollover option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited without an exemptive order. The Sponsor has obtained an exemptive order under Section
11(c) which it believes permits it to offer the rollover. There can be no assurance that the SEC will concur with the Sponsor's position. Additional regulatory approvals may be required.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee is under no liability for:

    - any action taken in good faith in reliance on apparently properly executed documents or

    - for the disposition of cash or Securities in the Trust.

The Trustee is not liable or responsible in any way for depreciation or loss as a result of the Trustee's disposition of any Securities. However, the Trustee is liable for wilful misfeasance, bad faith or gross negligence in the performance of its duties. The Trustee is also liable if it recklessly disregards its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement. In that case, the Trustee will not be liable for any action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or dividends. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without (1) gross negligence,
(2) bad faith, (3) wilful misconduct, (4) wilful misfeasance or (5) reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the instrument with the Sponsor and mailing a copy of that notice of resignation to all Unit Holders then of record. Upon receiving that notice, the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or if public authorities take over its affairs, or if the Sponsor determines to remove the Trustee for any reason, either with or without cause, the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee the Sponsor has not appointed a successor or, if appointed, it has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor will be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor will not be liable or responsible in any way for depreciation or loss resulting from the disposition of any Security. The Sponsor will, however, be liable for (1) its own wilful misfeasance, (2) wilful misconduct, (3) bad faith, (4) gross negligence or (5) reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor (1) resigns under the Agreement or (2) fails or is incapable of performing its duties under the Agreement or (3) becomes bankrupt or (4) has its affairs taken over by public authorities, the Agreement directs the Trustee to act. The Trustee with either (1) appoint a successor Sponsor or Sponsors at rates of compensation that the Trustee finds reasonable and which does not exceed amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust. The Trustee will promptly notify Unit Holders of any action.

                                 MISCELLANEOUS

SPONSOR

    Dean Witter Reynolds Inc. is a principal operating subsidiary of Morgan Stanley Dean Witter & Co., a publicly-held corporation. On May 31, 1997, Dean Witter, Discover & Co., Dean Witter's former parent company, and Morgan Stanley Group Inc. merged to form Morgan Stanley Dean Witter & Co. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as

    - a broker in securities and commodities

    - a dealer in corporate, municipal, and government securities

    - an investment banker

    - an investment adviser, and

    - an agent in the sale of life insurance and various other products and services.

    Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, other major securities exchanges and the National Association of Securities Dealers. Dean Witter currently services its clients through a network of more than 350 domestic and international offices with approximately 13,000 financial advisors servicing individual and institutional client accounts.

TRUSTEE

    The Trustee is The Bank of New York. It is a New York bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters relating to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

LEGAL OPINIONS

    Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor has passed upon the legality of the Units offered by this Prospectus.

CODE OF ETHICS

    The Sponsor has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct.

                              INDEPENDENT AUDITORS


    Grant Thornton LLP, certified public accountants, has audited the Statement of Financial Condition of this series of the Morgan Stanley Dean Witter Select Equity Trust included in this Prospectus. Grant Thornton LLP has provided a report as set forth in this Prospectus. The Statement is included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS NOT CONTAINED IN THIS DOCUMENT. THE REGISTRATION STATEMENT FOR THE TRUST AND ITS EXHIBITS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933 (FILE NO. 333-42922) AND THE INVESTMENT COMPANY ACT OF 1940 (FILE NO. 811-5065), CONTAIN INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


                               TABLE OF CONTENTS


                                                                        PAGE
                                                                        -----
PART A
Summary of Essential Information......................................      i
Independent Auditors' Report..........................................   xiii
Statement of Financial Condition......................................    xiv
Schedule of Portfolio Securities......................................    xvi
PART B
Introduction..........................................................      1
The Trust.............................................................      1
    Objectives and Securities Selection...............................      1
    Summary Description of the Portfolio..............................      1
    Risk Factors......................................................      2
    United Kingdom....................................................      7
    Hong Kong.........................................................      8
Unit Creation -- Deposit of Securities................................     10
Tax Status of the Trust...............................................     12
    United States Taxation............................................     12
    United Kingdom Taxation...........................................     14
    Hong Kong Taxation................................................     15
Retirement Plans......................................................     16
Public Offering of Units..............................................     16
    Public Offering Price.............................................     16
    Sales Charges.....................................................     17
    Public Distribution...............................................     17
    Secondary Market..................................................     18
    Profit of Sponsor.................................................     18
    Volume Discount...................................................     19
Redemption............................................................     19
    Right of Redemption...............................................     19
    Redemption Procedures.............................................     20
    Computation of Redemption Price...................................     21
    Postponement of Redemption........................................     22
Exchange Option.......................................................     23
Reinvestment Program..................................................     24
Rights of Unit Holders................................................     25
    Unit Holders......................................................     25
    Certain Limitations...............................................     25
Expenses and Charges..................................................     26
    Organization Costs................................................     26
    Trust Fees and Expenses...........................................     26
    Other Charges.....................................................     26
    Payment...........................................................     27
Administration of the Trust...........................................     27
    Records and Accounts..............................................     27
    Distribution......................................................     27
    Portfolio Supervision.............................................     28
    Voting of the Portfolio Securities................................     29
    Reports to Unit Holders...........................................     29
    Amendment.........................................................     30
    Termination.......................................................     31
Resignation, Removal and Liability....................................     33
    Regarding the Trustee.............................................     33
    Regarding the Sponsor.............................................     34
Miscellaneous.........................................................     34
    Sponsor...........................................................     34
    Trustee...........................................................     34
    Legal Opinions....................................................     35
    Code of Ethics....................................................     35
Independent Auditors..................................................     35


      37613

MORGAN STANLEY DEAN WITTER

[LOGO]
UNIT INVESTMENT TRUST
SELECT EQUITY TRUSTS


SELECT GLOBAL
30 PORTFOLIO 2000-4

----------------------
(A Unit Investment Trust)

             READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

This prospectus may be used as a preliminary prospectus for a future series, such as when Units of this Trust are no longer available, or for investors who will reinvest into subsequent series of Select Global 30 Portfolios. In such cases, investors should note that:

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

    MORGAN STANLEY DEAN WITTER IS A SERVICE MARK OF MORGAN STANLEY DEAN WITTER & CO.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

          This registration statement on Form S-6 comprises the following documents:

          The facing sheet.

          The Cross Reference Sheet.

          The Prospectus.

          The signatures.

          Written consents of the following persons:

               -  Cahill Gordon & Reindel (included in Exhibit 5)

               -  Grant Thornton LLP

The following Exhibits:

****EX-3(i)        Certificate of Incorporation of Dean Witter Reynolds Inc.

****EX-3(ii)       By-Laws of Dean Witter Reynolds Inc.

   *EX-4.1         Trust Indenture and Agreement, dated September 30, 1993.

   *EX-4.15        Amendment to Exhibit 4.1 dated December 30, 1997.

  **EX-4.2         Reference Trust Agreement dated September 28, 2000.

   **EX-5 Opinion of counsel as to the legality of the securities being registered.

   **EX-8.UK       Opinion of Special United Kingdom counsel.

   **EX-8.HK       Opinion of Special Hong Kong counsel.

   **EX-23.1       Consent of Independent Auditors.

   **EX-23.2       Consent of Cahill Gordon & Reindel (included in Exhibit 5).

   **EX-23.3       Consent of Slaughter and May (included in Exhibit 8.UK).

   **EX-23.4       Consent of Slaughter and May (included in Exhibit 8.HK).

  ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

 ****EX-99         Information as to Officers and Directors of Dean Witter
                   Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to
                   Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of
                   1934 (1934 Act File No. 8-14172).

*****EX-99.A(11)   Code of Ethics


--------------------------


* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2, Registration No. 333-96225 and as filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

**        Filed herewith.

***       Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.

***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.

                                   SIGNATURES

         The Registrant, Morgan Stanley Dean Witter Select Equity Trust Select Global 30 Portfolio 2000-4, hereby identifies the Dean Witter Select Equity Trust, Select Global Series 97-3, Select Global 30 Portfolio 97-3 and Morgan Stanley High-Technology 35 Index Trust Series 1 for purposes of the representations required by Rule 487 and represents the following:

   1) That the portfolio securities deposited in the series with respect to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

   2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

   3)    That it has complied with Rule 460 under the Securities Act of 1933.


         Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust Select Global 30 Portfolio 2000-4, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 28th day of September, 2000.

                                      MORGAN STANLEY DEAN WITTER
                                      SELECT EQUITY TRUST
                                      SELECT GLOBAL 30 PORTFOLIO 2000-4
                                      (Registrant)

                                      By: Dean Witter Reynolds Inc.
                                          (Depositor)

                                      /s/ Thomas Hines
                                      ------------------------
                                          Thomas Hines
                                          Authorized Signatory

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 28th day of September, 2000.

                                                DEAN WITTER REYNOLDS INC.

NAME                                       OFFICE
----                                       ------
Philip J. Purcell                          Chairman & Chief          )
                                           Executive Officer         )
                                           and Director              )

Bruce F. Alonso                            Director
Richard M. DeMartini                       Director
Raymond J. Drop                            Director
James F. Higgins                           Director
Donald G. Kempf, Jr.                       Director
John J. Mack                               Director
Mitchell M. Merin                          Director
Stephen R. Miller                          Director
John H. Schaefer                           Director
Thomas C. Schneider                        Director
Alan A. Schroder                           Director
Robert G. Scott                            Director

                                           By:  /s/ Thomas Hines
                                                ----------------
                                                Thomas Hines
                                                Attorney-in-fact*

--------------------------
* Executed copies of the Powers of Attorney of the Board Members listed above have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity, Select 10 Industrial Portfolio 97-1, File No. 333-16839, Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499 and the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389, Post-Effective Amendment No. 1 to Form S-6 for Morgan Stanley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905, Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust Morgan Stanley High-Technology 35 Index Portfolio 2000-1, File No. 333-91713 and Amendment No. 1 to the Registration Statement on Form S-6 for Morgan Stanley Dean Witter Select Equity Trust The Competitive Edge Best Ideas Portfolio Series 2000-3, File No. 333-37846.

                                  Exhibit Index
                                       To
                                    Form S-6
                             Registration Statement
                        Under the Securities Act of 1933

EXHIBIT NO.                                           TITLE OF DOCUMENT

****EX-3(i)          Certificate of Incorporation of Dean Witter Reynolds Inc.

****EX-3(ii)         By-Laws of Dean Witter Reynolds Inc.

   *EX-4.1           Trust Indenture and Agreement, dated September 30, 1993.

   *EX-4.15          Amendment to Exhibit 4.1 dated December 30, 1997.

  **EX-4.2           Reference Trust Agreement dated September 28, 2000.

  **EX-5 Opinion of counsel as to the legality of the securities being registered.

  **EX-8.UK          Opinion of special UK Counsel.

  **EX-8.HK          Opinion of special HK Counsel.

  **EX-23.1          Consent of Independent Auditors.

  **EX-23.2          Consent of Cahill Gordon & Reindel (included in Exhibit 5).

  **EX-23.3          Consent of Slaughter and May (included in Exhibit 8.UK).

  **EX-23.4          Consent of Slaughter and May (included in Exhibit 8.HK).

 ***EX-24 Powers of Attorney executed by a majority of the Board of Directors of Dean Witter Reynolds Inc.

****EX-99            Information as to Officers and Directors of Dean Witter
                     Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc.
                     pursuant to Rule 15b1-1 and 15b3-1 under the Securities
                     Exchange Act of 1934 (1934 Act File No. 8-14172).

*****EX-99.A(11)     Code of Ethics

--------------------------

* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 10 Industrial Portfolio 2000-2, Registration No. 333-96225 and as filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

**      Filed herewith.

***     Previously filed.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-2, Registration No. 333-96215.


***** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Morgan Stanley Dean Witter Select Equity Trust Strategic Growth Large-Cap Portfolio 2000-2, Registration No. 333-33512.